UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2022 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 15, 2023

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone: +81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled):	June 23, 2023	Commencement of Dividend Payment (scheduled): June 6, 2023
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):	June 16, 2023	Trading Accounts: Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2022 (for the fiscal year ended March 31, 2023)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2022	5,778,772	45.8	789,606	41.0	555,527	4.7
Fiscal 2021	3,963,091	23.1	559,847	4.3	530,479	12.6

Note:	Comprehensive Income: Fiscal 2022: ¥277,666 million, 489.2%; Fiscal 2021: ¥47,121 million, (94.9)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2022	219.20	219.19	6.1	0.3	13.6
Fiscal 2021	209.27	209.26	5.7	0.2	14.1

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2022: ¥11,889 million; Fiscal 2021: ¥25,434 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2022	254,258,203	9,208,463	3.5	3,603.98
Fiscal 2021	237,066,142	9,201,031	3.8	3,581.39

Reference:	Own Capital: As of March 31, 2023: ¥9,133,294 million; As of March 31, 2022: ¥9,077,382 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2022	8,867,246	6,605,667	(611,143)	65,825,681
Fiscal 2021	4,917,186	(1,860,490)	(522,056)	50,136,299

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2021	—	40.00	—	40.00	80.00	203,087	38.2	2.2
Fiscal 2022	—	42.50	—	42.50	85.00	215,772	38.7	2.3
Fiscal 2023 (estimate)	—	47.50	—	47.50	95.00		39.5

3. Consolidated Earnings Estimates for Fiscal 2023 (for the fiscal year ending March 31, 2024)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2023	—	—	—
Fiscal 2023	610,000	9.8	240.61

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock (excluding treasury stock) as of March 31, 2023.

Notes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

      i .  Changes in accounting policies due to revisions of accounting standards: Yes

      ii . Changes in accounting policies other than i above: No

      iii. Changes in accounting estimates: No

      iv. Restatements: No

      Note: For more information, please refer to “Changes in Accounting Policies” on page 1 – 14 of the attachment.

(3) Issued Shares of Common Stock

i . Year-end issued shares (including treasury stock):	As of March 31, 2023	2,539,249,894 shares	As of March 31, 2022	2,539,249,894 shares
ii . Year-end treasury stock:	As of March 31, 2023	5,027,306 shares	As of March 31, 2022	4,659,024 shares
iii. Average number of outstanding shares:	Fiscal 2022	2,534,340,257 shares	Fiscal 2021	2,534,897,183 shares

This immediate release is outside the scope of the audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2022, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2022 and Dividend Estimates for Fiscal 2023	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Changes in Accounting Policies)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Thursday, May 18, 2023. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2023, while demand continued to recover, supported by the transition to a world of living with COVID-19 and fiscal expenditure by each country, global inflation was triggered by structural shifts in the labor market, natural resource supply constraints caused by the situation in Ukraine and other factors. In addition, the impact of the heightened pace of monetary tightening, which is centered on Europe and the United States, materialized and the outlook for the global economy remained uncertain.

In the United States, the economy continued to grow steadily, mainly in terms of consumption, even under steep inflation and sudden monetary tightening by the Federal Reserve Board (FRB) in response thereto. Wages, which support consumption, remained high as a result of labor supply constraints stemming from strong demand for labor, the spread of COVID-19 and other factors. While the FRB continued to tighten monetary policy based on these circumstances, several financial institutions have gone bankrupt and the economic outlook has become increasingly uncertain.

In Europe, economic growth slowed due to surging resource prices and resource supply constraints caused by the situation in Ukraine. Although the rise in gas prices came to a pause, the rise in food prices and other factors continued to increase inflation, pushing down consumption. However, as not only price increases but also wage growth is accelerating, the European Central Bank (ECB) has continued to raise interest rates. The economy is expected to remain somewhat sluggish in the future, affected by the rising rate of inflation and interest rate hikes. In addition, there are concerns that the financial market turmoil caused by uncertainty over the business management of financial institutions will have a significant impact on monetary policy and economic trends.

In Asia, China has experienced weak real estate investment for a prolonged time and consumer sentiment has also remained weak due to the “Zero COVID” policy. After the end of the “Zero COVID” policy, the number of infections temporarily rose in a steep manner but the infection rate eventually stabilized. Led mainly by services consumption, China has recently been recovering at a gradual rate. However, considering China’s ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to issues such as trade and national security. In emerging economies, the overall growth rate has been higher due to the relaxation of restrictions on activities. On the other hand, the trend of growth has recently slowed as the corresponding round of recovery of consumer demand following the COVID-19 pandemic has come to an end and the impact of inflation has slowed such growth.

In Japan, despite the weakened production activities of manufacturers due to sluggish capital investment and shortages of semiconductors, with the relaxation of restrictions on activities, gradual recovery is expected to continue mainly in domestic demand-oriented industries, such as service industries. Inflation rates that had been rising against the backdrop of increased resource prices and the depreciation of the yen are also expected to weaken in light of a pause in the surge in the commodity market. On the other hand, the slowdown of overseas economies due to monetary tightening in Europe and the United States that may diminish capital investments is a cause for concern. Concerns remain high about whether there will be a change in the financial policy of the Bank of Japan; and if the change is actually implemented, such change may affect the Japanese economy.

The prospects for the global economy are expected to remain uncertain given a lack of clarity as to the impact that global monetary tightening will have on the real economy. In addition, depending on the circumstances, such as the spread of financial system instabilities resulting from the bankruptcy of financial institutions in Europe and the United States, increasing tensions with respect to the situation in Ukraine and further worsening of inflation, particularly in the United States, there is a possibility of financial and capital market disruption and the risk of further economic downturn, which may also adversely affect the Japanese economy.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,278.4 billion for fiscal 2022, increasing by ¥25.9 billion from the previous fiscal year. General and Administrative Expenses increased by ¥52.3 billion on a year-on-year basis to ¥1,445.2 billion mainly due to increasing expenses as a result of currency fluctuations whereas further progress in cost reduction through structural reform was achived.

1-2

Mizuho Financial Group, Inc.

As a result, Consolidated Net Business Profits decreased by ¥45.9 billion on a year-on-year basis to ¥805.2 billion. Consolidated Net Business Profits + Net gains or losses related to ETFs and others, which consists of Consolidated Net Business Profits, Net gains or losses related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net gains or losses related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd., decreased by ¥46.0 billion on a year-on-year basis to ¥807.1 billion mainly due to a decline in profits after booking unrealized losses on foreign bonds portfolio in Markets Groups whereas we had a steady business performance in Customer Groups especially overseas.

Credit-related Costs decreased by ¥145.8 billion on a year-on-year basis to ¥89.3 billion mainly due to the elimination of a large provision for reserves relating to certain customers recorded in the previous fiscal year.

Net Gains (Losses) related to Stocks increased by ¥130.3 billion on a year-on-year basis to net gains of ¥86.4 billion mainly due to the elimination of losses on the cancellation of bear funds intended on fixing unrealized gain on stocks recorded in the previous fiscal year in addition to steady progress in the sale of cross-holding stocks.

As a result, Ordinary Income increased by ¥229.7 billion on a year-on-year basis to ¥789.6 billion.

Extraordinary Gains (Losses) decreased by ¥54.6 billion on a year-on-year basis to net losses of ¥10.6 billion mainly due to the elimination of a large amount of gains on cancellation of employee retirement benefit trust recorded in the previous fiscal year.

Tax-related Expenses increased by ¥158.1 billion on a year-on-year basis to ¥218.8 billion mainly due to the elimination of the influence of the tax effect of capital optimization of Mizuho Securities Co., Ltd. as part of our financial structural reform recorded in the previous fiscal year.

As a result, Profit Attributable to Owners of Parent for fiscal 2022 increased by ¥25.0 billion on a year-on-year basis to ¥555.5 billion.

As for earnings estimates for fiscal 2023, we estimate Ordinary Profits of ¥860.0 billion and Profit Attributable to Owners of Parent of ¥610.0 billion on a consolidated basis.

We will disclose promptly if we need to revise the above consolidated earnings estimates.

(2) Overview of Financial Conditions

Consolidated total assets as of March 31, 2023 amounted to ¥254,258.2 billion, increasing by ¥17,192.0 billion from the end of the previous fiscal year mainly due to an increase in Cash and Due from Banks.

Securities were ¥37,363.1 billion, decreasing by ¥7,277.9 billion from the end of the previous fiscal year. Loans and Bills Discounted amounted to ¥88,687.1 billion, increasing by ¥3,950.8 billion from the end of the previous fiscal year. Deposits and Negotiable Certificates of Deposit amounted to ¥164,287.3 billion, increasing by ¥8,587.5 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,208.4 billion, increasing by ¥7.4 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥8,471.1 billion, Accumulated Other Comprehensive Income was ¥662.1 billion, and Non-controlling Interests was ¥75.1 billion.

Net Cash Provided by Operating Activities was ¥8,867.2 billion mainly due to increased deposits. Net Cash Provided in Investing Activities was ¥6,605.6 billion mainly due to purchase, sale and redemption of securities, and Net Cash Used in Financing Activities was ¥611.1 billion mainly due to the redemption of subordinated bonds.

As a result, Cash and Cash Equivalents as of March 31, 2023 was ¥65,825.6 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2022 and Dividend Estimates for Fiscal 2023

Based on our capital management policy of pursuing the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, we maintain our shareholder return policy of progressive dividends as our principal approach while executing flexible and intermittent share buybacks. In addition, as for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

1-3

Mizuho Financial Group, Inc.

Based on this policy, at the meeting of the Board of Directors held today, we have decided to issue ¥42.5 of year-end cash dividends on common stock for Fiscal 2022 (annual cash dividends of ¥85.0 including interim dividends of ¥42.5) in accordance with the Dividend Estimate of an increase of ¥2.5, based on the fact that Profit Attributable to Owners of Parent for Fiscal 2022 was ¥555.5 billion.

Consolidated Common Equity Tier 1 capital ratio (Basel III finalization basis, excluding Net Unrealized Gains (Losses) on Other Securities) was 9.5%, thus again fulfilling our target level of the 5-Year Business Plan which was set at the lower end of the 9-10% range.

Year-end cash dividends on Common Stock	¥42.5 per share	(unchanged from the estimate of an increase of ¥2.5)
Annual cash dividends incl. interim dividends	¥85.0 per share	(unchanged from the estimate of an increase of ¥5.0)

Meanwhile, in accordance with the Articles of Incorporation, we may decide to issue dividends by resolution of the Board of Directors unless otherwise stipulated by laws and regulations.

As for the dividend estimates of common stock for Fiscal 2023, we predict ¥95.0 per share of common stock, which is an increase of ¥10.0 from Fiscal 2022. We intend to continue payments of cash dividends at the interim period to return profits to our shareholders in a timely manner.

(Dividend Estimates for Fiscal 2023)
Common Stock	Cash Dividends per Share	¥95.0	(Increase of ¥10.0 from Fiscal 2022)
	of which Interim Dividends	¥47.5	(Increase of ¥5.0 from Fiscal 2022)

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and overseas and/or the development of IFRS.

1-4

Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2022	As of March 31, 2023
Assets
Cash and Due from Banks	¥51,359,301	¥67,152,100
Call Loans and Bills Purchased	940,008	1,386,895
Receivables under Resale Agreements	12,750,363	11,693,419
Guarantee Deposits Paid under Securities Borrowing Transactions	2,340,089	1,897,429
Other Debt Purchased	3,476,021	3,836,735
Trading Assets	13,221,415	17,404,494
Money Held in Trust	591,183	514,607
Securities	44,641,060	37,363,140
Loans and Bills Discounted	84,736,280	88,687,155
Foreign Exchange Assets	2,627,492	2,408,587
Derivatives other than for Trading Assets	2,277,160	2,184,875
Other Assets	7,797,796	8,689,547
Tangible Fixed Assets	1,095,977	1,105,851
Buildings	340,016	325,241
Land	623,627	618,787
Lease Assets	4,675	6,333
Construction in Progress	21,737	43,679
Other Tangible Fixed Assets	105,919	111,808
Intangible Fixed Assets	601,292	572,719
Software	371,534	375,322
Goodwill	52,547	49,613
Lease Assets	1,823	2,098
Other Intangible Fixed Assets	175,387	145,685
Net Defined Benefit Asset	863,217	859,271
Deferred Tax Assets	184,594	316,168
Customers’ Liabilities for Acceptances and Guarantees	8,346,878	8,905,643
Reserves for Possible Losses on Loans	(783,886)	(720,437)
Reserve for Possible Losses on Investments	(107)	(1)

Total Assets	¥237,066,142	¥254,258,203

1-5

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2022	As of March 31, 2023
Liabilities
Deposits	¥138,830,872	¥150,498,976
Negotiable Certificates of Deposit	16,868,931	13,788,347
Call Money and Bills Sold	1,278,050	1,814,873
Payables under Repurchase Agreements	20,068,779	25,735,560
Guarantee Deposits Received under Securities Lending Transactions	1,172,248	757,842
Commercial Paper	1,775,859	1,782,111
Trading Liabilities	9,608,976	12,698,007
Borrowed Money	6,590,527	4,155,480
Foreign Exchange Liabilities	1,508,453	671,552
Short-term Bonds	537,167	477,141
Bonds and Notes	10,714,004	11,371,189
Due to Trust Accounts	1,167,284	1,534,097
Derivatives other than for Trading Liabilities	2,770,852	2,749,138
Other Liabilities	6,301,484	7,777,025
Reserve for Bonus Payments	120,052	126,694
Reserve for Variable Compensation	2,278	2,381
Net Defined Benefit Liability	71,774	68,429
Reserve for Director and Corporate Auditor Retirement Benefits	557	539
Reserve for Possible Losses on Sales of Loans	1,309	15,049
Reserve for Contingencies	6,622	13,706
Reserve for Reimbursement of Deposits	17,620	13,695
Reserve for Reimbursement of Debentures	10,504	7,798
Reserves under Special Laws	3,132	3,352
Deferred Tax Liabilities	30,923	22,391
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962	58,711
Acceptances and Guarantees	8,346,878	8,905,643

Total Liabilities	¥227,865,110	¥245,049,740

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,125,324	1,129,267
Retained Earnings	4,756,435	5,093,911
Treasury Stock	(8,342)	(8,786)

Total Shareholders’ Equity	8,130,185	8,471,160

Net Unrealized Gains (Losses) on Other Securities	719,822	564,495
Deferred Gains or Losses on Hedges	(76,757)	(358,102)
Revaluation Reserve for Land	132,156	129,321
Foreign Currency Translation Adjustments	2,346	144,093
Remeasurements of Defined Benefit Plans	169,652	182,306
Own Credit Risk Adjustments, Net of Tax	(23)	19

Total Accumulated Other Comprehensive Income	947,197	662,133

Stock Acquisition Rights	94	5
Non-controlling Interests	123,555	75,163

Total Net Assets	9,201,031	9,208,463

Total Liabilities and Net Assets	¥237,066,142	¥254,258,203

1-6

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Ordinary Income	¥3,963,091	¥5,778,772
Interest Income	1,309,009	3,178,214
Interest on Loans and Bills Discounted	877,895	1,750,984
Interest and Dividends on Securities	275,393	392,104
Interest on Call Loans and Bills Purchased	1,426	13,898
Interest on Receivables under Resale Agreements	29,694	281,313
Interest on Securities Borrowing Transactions	2,431	22,411
Interest on Due from Banks	58,748	498,504
Other Interest Income	63,419	218,996
Fiduciary Income	60,490	58,958
Fee and Commission Income	905,575	915,534
Trading Income	1,017,889	992,631
Other Operating Income	393,956	452,853
Other Ordinary Income	276,170	180,579
Recovery of Written-off Claims	18,260	7,730
Other	257,910	172,848
Ordinary Expenses	3,403,244	4,989,165
Interest Expenses	315,550	2,217,636
Interest on Deposits	64,829	840,042
Interest on Negotiable Certificates of Deposit	15,436	209,222
Interest on Call Money and Bills Sold	1,149	17,140
Interest on Payables under Repurchase Agreements	36,356	651,987
Interest on Securities Lending Transactions	42	8,734
Interest on Commercial Paper	3,721	51,776
Interest on Borrowed Money	6,034	34,377
Interest on Short-term Bonds	68	71
Interest on Bonds and Notes	171,577	238,031
Other Interest Expenses	16,334	166,251
Fee and Commission Expenses	164,579	163,841
Trading Expenses	730,204	657,923
Other Operating Expenses	224,116	280,386
General and Administrative Expenses	1,392,896	1,445,283
Other Ordinary Expenses	575,896	224,095
Provision for Reserves for Possible Losses on Loans	236,491	65,698
Other	339,404	158,396

Ordinary Profits	¥559,847	¥789,606

1-7

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Extraordinary Gains	¥78,196	¥50,888
Gains on Disposition of Fixed Assets	3,938	3,260
Gains on Cancellation of Employee Retirement Benefit Trust	74,254	47,627
Other Extraordinary Gains	3	—
Extraordinary Losses	34,171	61,530
Losses on Disposition of Fixed Assets	6,585	7,462
Losses on Impairment of Fixed Assets	27,585	51,545
Losses on Sales of Shares of Affiliates	—	2,301
Other Extraordinary Losses	—	220

Income before Income Taxes	603,872	778,964

Income Taxes:
Current	130,079	180,716
Refund of Income Taxes	(12,738)	(9,911)
Deferred	(56,652)	48,029

Total Income Taxes	60,688	218,834

Profit	543,183	560,130

Profit Attributable to Non-controlling Interests	12,703	4,602

Profit Attributable to Owners of Parent	¥530,479	¥555,527

1-8

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Profit	¥543,183	¥560,130
Other Comprehensive Income (Loss)	(496,061)	(282,463)
Net Unrealized Gains (Losses) on Other Securities	(411,077)	(157,244)
Deferred Gains or Losses on Hedges	(108,186)	(281,515)
Foreign Currency Translation Adjustments	130,612	127,170
Remeasurements of Defined Benefit Plans	(115,038)	13,298
Own Credit Risk Adjustments, Net of Tax	(23)	42
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	7,650	15,783

Comprehensive Income	47,121	277,666

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	33,676	273,298
Comprehensive Income Attributable to Non-controlling Interests	13,444	4,368

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2022

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239
Cumulative Effects of Changes in Accounting Policies			(724)		(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,135,940	4,420,931	(7,124)	7,806,515
Changes during the period
Cash Dividends			(196,746)		(196,746)
Profit Attributable to Owners of Parent			530,479		530,479
Repurchase of Treasury Stock				(2,869)	(2,869)
Disposition of Treasury Stock		(54)		1,651	1,597
Transfer from Revaluation Reserve for Land			4,227		4,227
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(10,616)			(10,616)
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others			(2,402)		(2,402)
Transfer from Retained Earnings to Capital Surplus		54	(54)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(10,616)	335,503	(1,217)	323,669

Balance as of the end of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,362,207
Cumulative Effects of Changes in Accounting Policies							—			(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,361,483
Changes during the period
Cash Dividends										(196,746)
Profit Attributable to Owners of Parent										530,479
Repurchase of Treasury Stock										(2,869)
Disposition of Treasury Stock										1,597
Transfer from Revaluation Reserve for Land										4,227
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										(10,616)
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others										(2,402)
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(412,638)	(108,375)	(4,227)	141,861	(118,435)	(23)	(501,838)	(40)	17,757	(484,121)

Total Changes during the period	(412,638)	(108,375)	(4,227)	141,861	(118,435)	(23)	(501,838)	(40)	17,757	(160,451)

Balance as of the end of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2023

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185
Changes during the period
Cash Dividends			(209,432)		(209,432)
Profit Attributable to Owners of Parent			555,527		555,527
Repurchase of Treasury Stock				(2,314)	(2,314)
Disposition of Treasury Stock		(255)		1,870	1,615
Transfer from Revaluation Reserve for Land			2,834		2,834
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		4,064			4,064
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others			(11,319)		(11,319)
Transfer from Retained Earnings to Capital Surplus		134	(134)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	3,943	337,475	(443)	340,975

Balance as of the end of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031
Changes during the period
Cash Dividends										(209,432)
Profit Attributable to Owners of Parent										555,527
Repurchase of Treasury Stock										(2,314)
Disposition of Treasury Stock										1,615
Transfer from Revaluation Reserve for Land										2,834
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										4,064
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others										(11,319)
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(155,326)	(281,345)	(2,834)	141,746	12,654	42	(285,063)	(88)	(48,392)	(333,544)

Total Changes during the period	(155,326)	(281,345)	(2,834)	141,746	12,654	42	(285,063)	(88)	(48,392)	7,431

Balance as of the end of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Cash Flow from Operating Activities
Income before Income Taxes	¥603,872	¥778,964
Depreciation	161,897	163,166
Losses on Impairment of Fixed Assets	27,585	51,545
Amortization of Goodwill	3,741	3,771
Equity in Loss (Gain) from Investments in Affiliates	(25,434)	(11,889)
Increase (Decrease) in Reserves for Possible Losses on Loans	194,340	(71,488)
Increase (Decrease) in Reserve for Possible Losses on Investments	106	(106)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	234	13,740
Increase (Decrease) in Reserve for Contingencies	(202)	6,115
Increase (Decrease) in Reserve for Bonus Payments	11,954	1,746
Increase (Decrease) in Reserve for Variable Compensation	(656)	102
Decrease (Increase) in Net Defined Benefit Asset	56,392	69,067
Increase (Decrease) in Net Defined Benefit Liability	6,169	(4,506)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(126)	(17)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(4,479)	(3,924)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(3,915)	(2,706)
Interest Income—accrual basis	(1,309,009)	(3,178,214)
Interest Expenses—accrual basis	315,550	2,217,636
Losses (Gains) on Securities	62,305	50,633
Losses (Gains) on Money Held in Trust	85	22
Foreign Exchange Losses (Gains)—net	(928,800)	(662,938)
Losses (Gains) on Disposition of Fixed Assets	2,647	4,202
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(74,254)	(47,627)
Decrease (Increase) in Trading Assets	(201,023)	(3,869,757)
Increase (Decrease) in Trading Liabilities	1,234,368	2,855,475
Decrease (Increase) in Derivatives other than for Trading Assets	(528,425)	118,439
Increase (Decrease) in Derivatives other than for Trading Liabilities	996,914	(46,028)
Decrease (Increase) in Loans and Bills Discounted	1,343,307	(2,092,530)
Increase (Decrease) in Deposits	3,508,335	10,000,741
Increase (Decrease) in Negotiable Certificates of Deposit	(913,529)	(3,395,330)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(869,766)	(2,436,997)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(125,565)	(44,557)
Decrease (Increase) in Call Loans, etc.	(928,392)	1,029,697
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	367,621	442,660
Increase (Decrease) in Call Money, etc.	(133,057)	4,808,324
Increase (Decrease) in Commercial Paper	(551,464)	(155,216)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	214,099	(414,405)
Decrease (Increase) in Foreign Exchange Assets	(398,661)	357,779
Increase (Decrease) in Foreign Exchange Liabilities	973,697	(837,977)
Increase (Decrease) in Short-term Bonds (Liabilities)	81,121	(60,026)
Increase (Decrease) in Bonds and Notes	607,064	887,829
Increase (Decrease) in Due to Trust Accounts	6,676	366,812
Interest and Dividend Income—cash basis	1,424,865	3,027,958
Interest Expenses—cash basis	(273,855)	(2,028,391)
Other—net	147,257	1,108,820

Subtotal	5,081,594	9,000,617

Cash Refunded (Paid) in Income Taxes	(164,408)	(133,371)

Net Cash Provided by (Used in) Operating Activities	4,917,186	8,867,246

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Cash Flow from Investing Activities
Payments for Purchase of Securities	(102,478,445)	(80,978,246)
Proceeds from Sale of Securities	57,161,461	44,652,769
Proceeds from Redemption of Securities	43,586,621	43,032,475
Payments for Increase in Money Held in Trust	(31,898)	(3,843)
Proceeds from Decrease in Money Held in Trust	22,312	79,409
Payments for Purchase of Tangible Fixed Assets	(42,297)	(64,845)
Payments for Purchase of Intangible Fixed Assets	(96,964)	(118,331)
Proceeds from Sale of Tangible Fixed Assets	18,239	9,813
Proceeds from Sale of Intangible Fixed Assets	480	—
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—	(3,533)

Net Cash Provided by (Used in) Investing Activities	(1,860,490)	6,605,667

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	10,000	20,000
Repayments of Subordinated Borrowed Money	(4,000)	(35,000)
Proceeds from Issuance of Subordinated Bonds	171,410	208,500
Payments for Redemption of Subordinated Bonds	(494,000)	(544,615)
Proceeds from Investments by Non-controlling Shareholders	565	2,219
Repayments to Non-controlling Shareholders	(502)	(324)
Cash Dividends Paid	(196,783)	(209,457)
Cash Dividends Paid to Non-controlling Shareholders	(7,693)	(10,459)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	—	(41,307)
Payments for Repurchase of Treasury Stock	(1,927)	(2,314)
Proceeds from Sale of Treasury Stock	873	1,615
Payments for Repurchase of Treasury Stock of Subsidiaries	(0)	—

Net Cash Provided by (Used in) Financing Activities	(522,056)	(611,143)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	620,261	827,611

Net Increase (Decrease) in Cash and Cash Equivalents	3,154,900	15,689,381

Cash and Cash Equivalents at the beginning of the fiscal year	46,981,399	50,136,299

Cash and Cash Equivalents at the end of the fiscal year	¥50,136,299	¥65,825,681

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Changes in Accounting Policies)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

MHFG has applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021 (referred to as “Fair Value Accounting Standard Implementation Guidance”)) from the beginning of the consolidated fiscal year ended March 31, 2023. In accordance with the transitional treatment set out in Paragraph 27-2 of “Fair Value Accounting Standard Implementation Guidance”, MHFG applies the new accounting policy set forth in “Fair Value Accounting Standard Implementation Guidance” prospectively. As a result, some Investment trusts and others are calculated using net asset value, etc., as of the calculation date of the fair value.

1-14

Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments.

The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. , and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments.

Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income, and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, and Amortization of goodwill and others (including amortization of intangible assets) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

1-15

Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

	Millions of yen
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	704,010	502,333	672,208	321,205	55,165	25,325	2,280,246
General and administrative expenses (excluding Non-Recurring Losses and others)	611,572	197,274	322,981	258,031	35,194	48,512	1,473,564
Equity in income from investments in affiliates	(17,036)	6,376	22,781	—	241	(472)	11,889
Amortization of goodwill and others	2,071	91	740	770	6,861	901	11,434
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	73,331	311,344	371,268	62,404	13,351	(24,561)	807,136
Fixed assets	489,333	150,141	173,722	87,865	—	777,510	1,678,571

Notes: 1.	Gross profits (excluding the amounts of credit costs of trust accounts) +Net gains or losses related to ETFs and others is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 1,840 million, of which ¥ (299) million is included in the Global Markets Company.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using a reasonable criteria of allocation.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)

The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	2,280,246
Net gains or losses related to ETFs and others	(1,840)
Other Ordinary Income	180,579
General and Administrative Expenses	(1,445,283)
Other Ordinary Expenses	(224,095)

Ordinary Profits recorded in Consolidated Statement of Income	789,606

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	807,136
General and Administrative Expenses (non-recurring losses)	39,715
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(96,737)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	7,426
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	84,633
Net Extraordinary Gains (Losses)	(10,641)
Others	(52,568)

Income before Income Taxes recorded in Consolidated Statement of Income	778,964

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

	Fiscal 2021	Fiscal 2022
Net Assets per Share of Common Stock	¥3,581.39	¥3,603.98
Net Income per Share of Common Stock	¥209.27	¥219.20
Diluted Net Income per Share of Common Stock	¥209.26	¥219.19

Notes: 1.	Total Net Assets per Share of Common Stock is based on the following information:

			Fiscal 2021	Fiscal 2022
Net Assets per Share of Common Stock
Total Net Assets	¥	million	9,201,031	9,208,463
Deductions from Total Net Assets	¥	million	123,649	75,168
Stock Acquisition Rights	¥	million	94	5
Non-Controlling Interests	¥	million	123,555	75,163
Net Assets (year-end) related to Common Stock	¥	million	9,077,382	9,133,294
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	2,534,590	2,534,222

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

			Fiscal 2021	Fiscal 2022
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥	million	530,479	555,527
Amount not attributable to Common Stock	¥	million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥	million	530,479	555,527
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	2,534,897	2,534,340

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥	million	—	—
Increased Number of Shares of Common Stock		Thousands of shares	65	15
Stock Acquisition Rights		Thousands of shares	65	15
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects			—	—

1-18

Mizuho Financial Group, Inc.

3.

In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2022 and 2023. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2022 and 2023 are 3,079 thousand and 3,231 thousand, respectively.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2022 and 2023 are 2,892 thousand and 3,275 thousand, respectively.

(Subsequent Events)

There is no applicable information.

1-19

SELECTED FINANCIAL INFORMATION

For Fiscal 2022

(Under Japanese GAAP)

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2022	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 8

5. Unrealized Gains/Losses on Securities	CON	NON	2- 10

6. Projected Redemption Amounts for Securities	NON		2- 12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 13

8. Employee Retirement Benefits	NON	CON	2- 14

9. Capital Ratio	CON	NON	2- 17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2- 18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 22

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2- 23

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2- 24

5. Overview of Non-Performing Loans(“NPLs”)	NON		2- 27

6. Results of Removal of NPLs from the Balance Sheet	NON		2- 28

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2- 29

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2- 31

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 32

(2) Loans to SMEs and Individual Customers	NON		2- 32

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2- 33

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2- 34

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 35

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 37

2. Number of Directors and Employees			2- 38

3. Number of Offices			2- 38

4. Earnings Plan for Fiscal 2023	CON	NON	2- 39

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 40
Comparison of Non-Consolidated Statements of Income (selected items)	2- 41
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 42
Comparison of Non-Consolidated Statements of Income (selected items)	2- 43
Statement of Trust Assets and Liabilities	2- 44
Comparison of Balances of Principal Items	2- 45
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 46
Comparison of Non-Consolidated Statements of Income (selected items)	2- 47

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2022, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2022

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2022		Fiscal 2021
			Change
Consolidated Gross Profits	1	2,278,405	25,936	2,252,469
Net Interest Income	2	960,578	(32,879)	993,458
Fiduciary Income	3	58,958	(1,531)	60,490
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	751,693	10,697	740,995
Net Trading Income	6	334,708	47,023	287,685
Net Other Operating Income	7	172,466	2,626	169,839
General and Administrative Expenses	8	(1,445,283)	(52,387)	(1,392,896)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(96,737)	159,203	(255,941)
Losses on Write-offs of Loans	10	(16,234)	(4,259)	(11,975)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	7,426	(13,339)	20,765
Net Gains (Losses) related to Stocks	12	86,474	130,321	(43,846)
Equity in Income from Investments in Affiliates	13	11,889	(13,545)	25,434
Other	14	(52,568)	(6,430)	(46,137)

Ordinary Profits	15	789,606	229,759	559,847

Net Extraordinary Gains (Losses)	16	(10,641)	(54,666)	44,024
Income before Income Taxes	17	778,964	175,092	603,872
Income Taxes - Current	18	(170,805)	(53,464)	(117,341)
- Deferred	19	(48,029)	(104,681)	56,652
Profit	20	560,130	16,947	543,183
Profit Attributable to Non-controlling Interests	21	(4,602)	8,100	(12,703)

Profit Attributable to Owners of Parent	22	555,527	25,047	530,479

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(89,311)	145,864	(235,175)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	805,296	(45,963)	851,259

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	178	15	163
Number of affiliates under the equity method	26	25	1	24

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2022				Fiscal 2021
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,321,194	109,836	1,431,031	(37,620)	1,468,651
Domestic Gross Profits	2	827,090	109,921	937,012	84,877	852,134
Net Interest Income	3	454,676	19,635	474,312	2,923	471,388
Fiduciary Income	4		59,527	59,527	(1,500)	61,028
Trust Fees for Jointly Operated Designated Money Trust	5		4,005	4,005	49	3,955
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	260,337	30,947	291,285	(6,577)	297,862
Net Trading Income	8	64,015	—	64,015	51,612	12,402
Net Other Operating Income	9	48,060	(189)	47,870	38,418	9,452
International Gross Profits	10	494,104	(85)	494,019	(122,497)	616,516
Net Interest Income	11	416,221	67	416,289	(18,431)	434,721
Net Fee and Commission Income	12	150,898	(166)	150,732	13,338	137,394
Net Trading Income	13	(58,025)	—	(58,025)	(46,647)	(11,378)
Net Other Operating Income	14	(14,990)	13	(14,976)	(70,756)	55,779
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(777,433)	(79,206)	(856,639)	1,267	(857,906)
Expense Ratio	16	58.8%	72.1%	59.8%	1.4%	58.4%
Personnel Expenses	17	(298,450)	(38,662)	(337,113)	3,084	(340,197)
Non-Personnel Expenses	18	(433,914)	(36,838)	(470,753)	(2,708)	(468,044)
Premium for Deposit Insurance	19	(15,326)	(498)	(15,825)	17,746	(33,571)
Miscellaneous Taxes	20	(45,067)	(3,705)	(48,773)	892	(49,665)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	543,761	30,630	574,391	(36,353)	610,744
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	727,500	30,641	758,142	97,934	660,207
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	703,966	30,641	734,608	91,860	642,748

Reversal of (Provision for) General Reserve for Losses on Loans	24	(45,325)	(1,199)	(46,524)	(156,678)	110,153

Net Business Profits	25	498,436	29,430	527,866	(193,031)	720,898
Net Gains (Losses) related to Bonds	26	(183,738)	(11)	(183,750)	(134,287)	(49,462)

Net Non-Recurring Gains (Losses)	27	60,734	8,620	69,354	528,798	(459,443)
Net Gains (Losses) related to Stocks	28	57,896	2,892	60,788	108,191	(47,402)
Expenses related to Portfolio Problems	29	3,212	61	3,273	437,310	(434,036)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	6,955	1	6,956	(13,226)	20,183
Other	31	(7,330)	5,666	(1,663)	(3,476)	1,812

Ordinary Profits	32	559,170	38,051	597,221	335,767	261,454

Net Extraordinary Gains (Losses)	33	28,942	(41)	28,900	(16,486)	45,387
Net Gains (Losses) on Disposition of Fixed Assets	34	(4,225)	(136)	(4,361)	(2,832)	(1,528)
Losses on Impairment of Fixed Assets	35	(12,936)	(5,271)	(18,207)	9,131	(27,338)
Gains on Cancellation of Employee Retirement Benefit Trust	36	45,553	2,074	47,627	(26,626)	74,254
Income before Income Taxes	37	588,112	38,009	626,122	319,280	306,841
Income Taxes - Current	38	(106,291)	(10,043)	(116,335)	54,076	(170,411)
- Deferred	39	(85,659)	(995)	(86,654)	(169,490)	82,836

Net Income	40	396,161	26,970	423,132	203,866	219,265

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]

    =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	(35,157)	(1,137)	(36,295)	267,405	(303,700)

Credit-related Costs [41]  =   Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	(45,325)	(1,199)	(46,524)	(157,479)	110,954
Losses on Write-offs of Loans	44	(8,337)	(6)	(8,343)	(15,635)	7,291
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	9,387	68	9,456	379,234	(369,777)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	15,181	—	15,181	68,474	(53,293)
Reversal of (Provision for) Reserve for Contingencies	47	(3,380)	—	(3,380)	(5,442)	2,062
Other (including Losses on Sales of Loans)	48	(2,684)	—	(2,684)	(1,745)	(938)
Total	49	(35,157)	(1,137)	(36,295)	267,405	(303,700)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2022		Fiscal 2021
			Change
Gross Profits	1	1,321,194	(25,129)	1,346,323
Domestic Gross Profits	2	827,090	97,092	729,997
Net Interest Income	3	454,676	2,094	452,582
Net Fee and Commission Income	4	260,337	5,060	255,277
Net Trading Income	5	64,015	50,983	13,031
Net Other Operating Income	6	48,060	38,954	9,106
International Gross Profits	7	494,104	(122,221)	616,325
Net Interest Income	8	416,221	(17,985)	434,207
Net Fee and Commission Income	9	150,898	13,182	137,716
Net Trading Income	10	(58,025)	(46,658)	(11,367)
Net Other Operating Income	11	(14,990)	(70,759)	55,768
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(777,433)	590	(778,023)
Expense Ratio	13	58.8%	1.0%	57.7%
Personnel Expenses	14	(298,450)	3,754	(302,204)
Non-Personnel Expenses	15	(433,914)	(3,923)	(429,991)
Premium for Deposit Insurance	16	(15,326)	17,128	(32,455)
Miscellaneous Taxes	17	(45,067)	760	(45,827)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	543,761	(24,538)	568,299
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	727,500	109,730	617,769
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	703,966	103,646	600,320

Reversal of (Provision for) General Reserve for Losses on Loans	21	(45,325)	(155,478)	110,153

Net Business Profits	22	498,436	(180,017)	678,453
Net Gains (Losses) related to Bonds	23	(183,738)	(134,269)	(49,469)

Net Non-Recurring Gains (Losses)	24	60,734	528,328	(467,594)
Net Gains (Losses) related to Stocks	25	57,896	109,019	(51,123)
Expenses related to Portfolio Problems	26	3,212	437,173	(433,961)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	6,955	(12,511)	19,466
Other	28	(7,330)	(5,353)	(1,976)

Ordinary Profits	29	559,170	348,311	210,858

Net Extraordinary Gains (Losses)	30	28,942	(9,145)	38,088
Net Gains (Losses) on Disposition of Fixed Assets	31	(4,225)	(2,960)	(1,264)
Losses on Impairment of Fixed Assets	32	(12,936)	14,222	(27,158)
Gains on Cancellation of Employee Retirement Benefit Trust	33	45,553	(20,958)	66,511
Income before Income Taxes	34	588,112	339,165	248,946
Income Taxes - Current	35	(106,291)	53,469	(159,760)
- Deferred	36	(85,659)	(173,055)	87,395

Net Income	37	396,161	219,579	176,581

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	38	(35,157)	269,183	(304,341)

Credit-related Costs [38]   =  Expenses  related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21]
  + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	39	(45,325)	(155,478)	110,153
Losses on Write-offs of Loans	40	(8,337)	(15,700)	7,362
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	9,387	379,076	(369,688)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	15,181	68,474	(53,293)
Reversal of (Provision for) Reserve for Contingencies	43	(3,380)	(5,442)	2,062

Other (including Losses on Sales of Loans)	44	(2,684)	(1,745)	(938)
Total	45	(35,157)	269,183	(304,341)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2022		Fiscal 2021
			Change
Gross Profits	1	109,836	(12,491)	122,327
Domestic Gross Profits	2	109,921	(12,215)	122,137
Net Interest Income	3	19,635	829	18,806
Fiduciary Income	4	59,527	(1,500)	61,028
Trust Fees for Jointly Operated Designated Money Trust	5	4,005	49	3,955
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	30,947	(11,637)	42,585
Net Trading Income	8	—	629	(629)
Net Other Operating Income	9	(189)	(536)	346
International Gross Profits	10	(85)	(276)	190
Net Interest Income	11	67	(446)	514
Net Fee and Commission Income	12	(166)	156	(322)
Net Trading Income	13	—	11	(11)
Net Other Operating Income	14	13	2	10
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(79,206)	676	(79,882)
Expense Ratio	16	72.1%	6.8%	65.3%
Personnel Expenses	17	(38,662)	(670)	(37,992)
Non-Personnel Expenses	18	(36,838)	1,214	(38,053)
Premium for Deposit Insurance	19	(498)	617	(1,115)
Miscellaneous Taxes	20	(3,705)	131	(3,837)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	30,630	(11,814)	42,445
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	30,641	(11,795)	42,437
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	30,641	(11,786)	42,428

Reversal of (Provision for) General Reserve for Losses on Loans	24	(1,199)	(1,199)	—

Net Business Profits	25	29,430	(13,014)	42,445
Net Gains (Losses) related to Bonds	26	(11)	(18)	7

Net Non-Recurring Gains (Losses)	27	8,620	469	8,150
Net Gains (Losses) related to Stocks	28	2,892	(828)	3,720
Expenses related to Portfolio Problems	29	61	136	(75)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	1	(715)	716
Other	31	5,666	1,876	3,789

Ordinary Profits	32	38,051	(12,544)	50,595

Net Extraordinary Gains (Losses)	33	(41)	(7,340)	7,298
Net Gains (Losses) on Disposition of Fixed Assets	34	(136)	127	(264)
Losses on Impairment of Fixed Assets	35	(5,271)	(5,091)	(179)
Gains on Cancellation of Employee Retirement Benefit Trust	36	2,074	(5,668)	7,742
Income before Income Taxes	37	38,009	(19,884)	57,894
Income Taxes - Current	38	(10,043)	607	(10,651)
- Deferred	39	(995)	3,564	(4,559)

Net Income	40	26,970	(15,712)	42,683

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]

=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	(1,137)	(1,778)	640

Credit-related Costs [41]   =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24]
+ Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	(1,199)	(2,000)	801
Losses on Write-offs of Loans	44	(6)	64	(70)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	68	158	(89)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	—	—	—
Reversal of (Provision for) Reserve for Contingencies	47	—	—	—
Other (including Losses on Sales of Loans)	48	—	—	—
Total	49	(1,137)	(1,778)	640

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2022		Fiscal 2021
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.43	0.03	0.39
Return on Loans and Bills Discounted *1		2	0.75	0.01	0.74
Return on Securities		3	0.34	(0.01)	0.36
Cost of Funding (including Expenses)		4	0.51	(0.01)	0.52
Cost of Deposits (including Expenses)		5	0.52	(0.02)	0.54
Cost of Deposits *2		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.26	(0.02)	0.29

Net Interest Margin	(1)-(4)	8	(0.08)	0.05	(0.13)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.23	0.03	0.20
Loan and Deposit Rate Margin	(2)-(6)	10	0.75	0.01	0.74

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.77	0.01	0.75
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.25	0.03	0.21
Loan and Deposit Rate Margin	(11)-(6)	13	0.77	0.01	0.75

			(%)
			Fiscal 2022		Fiscal 2021
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.50	0.01	0.49
Return on Loans and Bills Discounted *1		15	0.60	0.01	0.59
Return on Securities		16	2.51	0.37	2.13
Cost of Funding		17	0.11	(0.01)	0.13
Cost of Deposits *2		18	0.00	(0.00)	0.01

Net Interest Margin	(14)-(17)	19	0.38	0.02	0.36
Loan and Deposit Rate Margin	(15)-(18)	20	0.59	0.01	0.58

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.60	0.00	0.60
Loan and Deposit Rate Margin	(21)-(18)	22	0.59	0.00	0.59

(Reference)			(%)
			Fiscal 2022		Fiscal 2021
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.74	0.01	0.73
Cost of Deposits *2		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.74	0.01	0.73

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.76	0.01	0.74
Loan and Deposit Rate Margin	(26)-(24)	27	0.76	0.01	0.74

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2022				Fiscal 2021
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	182,630,345	1.45	(4,497,008)	0.85	187,127,354	0.60
Loans and Bills Discounted	87,092,723	1.85	4,450,395	0.91	82,642,328	0.93
Securities	40,359,316	0.92	(2,459,382)	0.31	42,818,698	0.60

Source of Funds	195,136,869	0.91	8,282,095	0.78	186,854,774	0.13
Deposits	138,803,255	0.57	9,355,277	0.55	129,447,977	0.02
NCDs	19,435,079	1.03	(561,533)	0.97	19,996,613	0.06

(Domestic Operations)

Use of Funds	115,947,840	0.43	(11,029,414)	0.03	126,977,255	0.39
Loans and Bills Discounted	52,341,831	0.74	59,164	0.00	52,282,666	0.73
Securities	26,650,831	0.34	(734,337)	(0.01)	27,385,169	0.36

Source of Funds	125,906,095	0.03	355,017	(0.00)	125,551,077	0.04
Deposits	103,302,605	0.00	3,003,199	(0.00)	100,299,405	0.00
NCDs	12,294,568	0.00	(1,089,933)	(0.00)	13,384,502	0.00

(International Operations)

Use of Funds	71,722,336	3.00	7,713,998	2.01	64,008,337	0.99
Loans and Bills Discounted	34,750,892	3.53	4,391,230	2.23	30,359,661	1.29
Securities	13,708,484	2.02	(1,725,044)	0.98	15,433,528	1.04

Source of Funds	74,270,605	2.34	9,108,670	2.03	65,161,934	0.30
Deposits	35,500,650	2.26	6,352,078	2.14	29,148,571	0.11
NCDs	7,140,511	2.82	528,400	2.64	6,612,111	0.17

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2022				Fiscal 2021
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	5,156,002	0.50	(97,174)	0.00	5,253,176	0.50
Loans and Bills Discounted	3,161,285	0.61	(71,994)	0.00	3,233,280	0.60
Securities	210,090	2.42	(27,971)	0.35	238,061	2.06

Source of Funds	5,491,647	0.11	249,174	(0.01)	5,242,473	0.13
Deposits	2,646,057	0.00	(127,740)	(0.00)	2,773,797	0.01
NCDs	644,477	0.00	(44,545)	(0.00)	689,023	0.00

(Domestic Operations)

Use of Funds	5,138,769	0.50	(80,006)	0.01	5,218,775	0.49
Loans and Bills Discounted	3,135,620	0.60	(55,143)	0.00	3,190,763	0.59
Securities	201,800	2.51	(28,006)	0.37	229,807	2.13

Source of Funds	5,474,337	0.11	266,591	(0.01)	5,207,746	0.13
Deposits	2,642,826	0.00	(127,108)	(0.00)	2,769,934	0.01
NCDs	644,477	0.00	(44,545)	(0.00)	689,023	0.00

(International Operations)

Use of Funds	40,643	1.04	(19,869)	0.01	60,512	1.03
Loans and Bills Discounted	25,665	1.56	(16,850)	0.15	42,516	1.40
Securities	8,289	0.18	35	(0.08)	8,253	0.26

Source of Funds	40,721	0.88	(20,117)	0.69	60,839	0.18
Deposits	3,230	0.00	(631)	(0.00)	3,862	0.01
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(184,107)	(131,659)	(52,447)
Gains on Sales and Others	75,798	(40,851)	116,650
Losses on Sales and Others	(221,962)	(56,484)	(165,477)
Impairment (Devaluation)	(472)	909	(1,382)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	(0)	0
Gains (Losses) on Derivatives other than for Trading	(37,470)	(35,232)	(2,237)

	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	86,474	130,321	(43,846)
Gains on Sales	147,796	(71,359)	219,155
Losses on Sales	(49,707)	139,890	(189,598)
Impairment (Devaluation)	(2,085)	39,566	(41,652)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	106	(106)
Gains (Losses) on Derivatives other than for Trading	(9,528)	22,116	(31,644)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(183,750)	(134,287)	(49,462)
Gains on Sales and Others	76,746	(43,169)	119,916
Losses on Sales and Others	(222,560)	(56,810)	(165,750)
Impairment (Devaluation)	(464)	917	(1,382)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(37,472)	(35,225)	(2,246)

	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	60,788	108,191	(47,402)
Gains on Sales	133,467	(77,252)	210,720
Losses on Sales	(47,844)	138,202	(186,047)
Impairment (Devaluation)	(15,305)	25,018	(40,323)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	106	(106)
Gains (Losses) on Derivatives other than for Trading	(9,528)	22,116	(31,644)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(183,738)	(134,269)	(49,469)
Gains on Sales and Others	76,746	(43,158)	119,905
Losses on Sales and Others	(222,549)	(56,802)	(165,746)
Impairment (Devaluation)	(464)	917	(1,382)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(37,472)	(35,225)	(2,246)

	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	57,896	109,019	(51,123)
Gains on Sales	127,940	(78,643)	206,583
Losses on Sales	(45,261)	140,524	(185,786)
Impairment (Devaluation)	(15,254)	24,915	(40,169)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	106	(106)
Gains (Losses) on Derivatives other than for Trading	(9,528)	22,116	(31,644)

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(11)	(18)	7
Gains on Sales and Others	—	(11)	11
Losses on Sales and Others	(11)	(7)	(4)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	Fiscal 2022		Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	2,892	(828)	3,720
Gains on Sales	5,526	1,390	4,136
Losses on Sales	(2,583)	(2,322)	(261)
Impairment (Devaluation)	(50)	103	(153)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	34,403,458	789,855	1,596,302	806,446	42,065,723	990,184	1,593,785	603,600
Japanese Stocks	2,515,722	1,518,382	1,548,463	30,081	2,577,310	1,499,915	1,538,391	38,475
Japanese Bonds	20,239,297	(61,492)	14,440	75,933	28,620,413	(52,186)	19,799	71,986
Japanese Government Bonds	16,449,293	(31,971)	3,871	35,842	25,158,730	(30,543)	7,495	38,039
Other	11,648,438	(667,033)	33,398	700,432	10,867,999	(457,544)	35,593	493,138
Foreign Bonds	9,554,507	(580,690)	14,788	595,479	8,937,594	(414,292)	2,316	416,609

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs. Unrealized Gains/Losses include ¥36,513 million and ¥27,448 million, which were recognized in the statement of income for March 31, 2023 and March 31, 2022, respectively, by applying the fair-value hedge accounting and others. As a result, the base amounts to be recorded directly to Net Assets after necessary consolidation adjustments as of March 31, 2023 and March 31, 2022 are ¥753,341 million and ¥962,735 million, respectively.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of March 31, 2023 and March 31, 2022 are ¥59,072 million (Foreign Bonds ¥125,968 million and Japanese Government Bonds ¥(14,507) million) and ¥126,280 million (Foreign Bonds ¥135,310 million and Japanese Government Bonds ¥— million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of March 31, 2023 and March 31, 2022 are ¥848,927 million (Foreign Bonds ¥(454,722) million and Japanese Government Bonds ¥(46,478) million) and ¥1,116,464 million (Foreign Bonds ¥(278,982) million and Japanese Government Bonds ¥(30,543) million), respectively.

*   Unrealized Gains/Losses on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge accounting and others, including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of March 31, 2023 and March 31, 2022 are ¥564,495 million and ¥719,822 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	2,048,188	(133,080)	2,538	135,618	1,517,583	(52,007)	5,336	57,343

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	33,665,664	730,479	1,537,999	807,520	41,483,698	919,942	1,525,116	605,173
Japanese Stocks	2,444,956	1,458,955	1,491,327	32,372	2,497,331	1,432,316	1,473,018	40,701
Japanese Bonds	20,220,815	(61,494)	14,439	75,933	28,603,457	(52,190)	19,795	71,986
Japanese Government Bonds	16,438,019	(31,971)	3,870	35,842	25,147,531	(30,545)	7,493	38,039
Other	10,999,893	(666,982)	32,232	699,215	10,382,908	(460,182)	32,302	492,484
Foreign Bonds	8,953,192	(580,710)	14,044	594,755	8,487,969	(414,822)	1,198	416,020

Mizuho Bank
Other Securities	33,455,851	651,416	1,456,728	805,311	41,243,397	846,893	1,446,756	599,863
Japanese Stocks	2,306,663	1,380,927	1,411,109	30,182	2,349,073	1,360,494	1,395,908	35,413
Japanese Bonds	20,155,116	(61,854)	14,060	75,914	28,517,031	(52,979)	18,984	71,964
Japanese Government Bonds	16,438,019	(31,971)	3,870	35,842	25,147,531	(30,545)	7,493	38,039
Other	10,994,072	(667,656)	31,558	699,215	10,377,292	(460,620)	31,864	492,484
Foreign Bonds	8,953,192	(580,710)	14,044	594,755	8,487,969	(414,822)	1,198	416,020

Mizuho Trust & Banking
Other Securities	209,812	79,062	81,271	2,208	240,300	73,048	78,359	5,310
Japanese Stocks	138,292	78,027	80,218	2,190	148,258	71,822	77,109	5,287
Japanese Bonds	65,699	360	378	18	86,426	788	811	22
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	5,821	674	674	0	5,616	437	437	0
Foreign Bonds	—	—	—	—	—	—	—	—

*   In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥36,611 million and ¥27,448 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for March 31, 2023 and March 31, 2022, respectively, by applying the fair-value hedge accounting. As a result, the base amounts to be recorded directly to Net Assets after necessary adjustments (aggregate figures for the 2 banks) as of March 31, 2023 and March 31, 2022 are ¥693,867 million and ¥892,494 million, respectively.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of March 31, 2023 and March 31, 2022 are ¥59,072 million (Foreign Bonds ¥125,968 million and Japanese Government Bonds ¥(14,507) million) and ¥126,280 million (Foreign Bonds ¥135,310 million and Japanese Government Bonds ¥— million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of March 31, 2023 and March 31, 2022 are ¥789,551 million (Foreign Bonds ¥(454,742) million and Japanese Government Bonds ¥(46,478) million) and ¥1,046,223 million (Foreign Bonds ¥(279,511) million and Japanese Government Bonds ¥(30,545) million), respectively.

*   Unrealized Gains/Losses on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge accounting including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of March 31, 2023 and March 31, 2022 are as follows.

	(Millions of yen)
	As of March 31, 2023	As of March 31, 2022
Aggregate Figures	524,356	654,388
Mizuho Bank	462,550	596,706
Mizuho Trust & Banking	61,805	57,681

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2023				As of March 31, 2022
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	2,048,188	(133,080)	2,538	135,618	1,517,583	(52,007)	5,336	57,343
Mizuho Bank	2,048,188	(133,080)	2,538	135,618	1,517,583	(52,007)	5,336	57,343
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2023				As of March 31, 2022
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	106,131	355,959	355,959	—	108,996	311,957	312,302	345
Mizuho Bank	106,131	355,959	355,959	—	108,996	311,957	312,302	345
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2023		As of March 31, 2022
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	753,341	(209,393)	962,735
Japanese Stocks	1,481,771	9,303	1,472,467
Japanese Bonds	(61,492)	(9,305)	(52,186)
Japanese Government Bonds	(31,971)	(1,427)	(30,543)
Other	(666,936)	(209,391)	(457,544)
Foreign Bonds	(580,593)	(166,300)	(414,293)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2023		As of March 31, 2022
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	693,867	(198,626)	892,494
Japanese Stocks	1,422,344	17,476	1,404,868
Japanese Bonds	(61,494)	(9,303)	(52,190)
Japanese Government Bonds	(31,971)	(1,425)	(30,545)
Other	(666,982)	(206,799)	(460,183)
Foreign Bonds	(580,711)	(165,888)	(414,822)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2023				Change				Maturity as of March 31, 2022
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	15,229.2	2,944.1	2,108.4	711.7	(4,562.0)	(3,493.8)	(81.1)	71.3	19,791.3	6,438.0	2,189.5	640.4
Japanese Government Bonds	14,541.4	965.7	1,579.8	100.0	(4,781.5)	(3,556.7)	(58.8)	(5.0)	19,322.9	4,522.4	1,638.6	105.0
Japanese Local Government Bonds	35.5	275.7	241.5	7.4	8.3	55.6	74.7	—	27.2	220.1	166.7	7.4
Japanese Corporate Bonds	652.2	1,702.7	287.1	604.3	211.1	7.2	(97.0)	76.3	441.1	1,695.5	384.2	528.0
Other	2,619.3	1,455.7	1,571.5	5,853.6	249.9	(241.3)	(412.7)	1,610.9	2,369.4	1,697.1	1,984.3	4,242.6

Mizuho Bank

Japanese Bonds	15,227.6	2,884.5	2,104.3	711.7	(4,563.4)	(3,480.9)	(72.4)	71.3	19,791.0	6,365.4	2,176.8	640.4
Japanese Government Bonds	14,541.4	965.7	1,579.8	100.0	(4,781.5)	(3,556.7)	(58.8)	(5.0)	19,322.9	4,522.4	1,638.6	105.0
Japanese Local Government Bonds	35.5	275.7	241.5	7.4	8.3	55.6	74.7	—	27.2	220.1	166.7	7.4
Japanese Corporate Bonds	650.6	1,643.1	283.0	604.3	209.8	20.1	(88.4)	76.3	440.7	1,622.9	371.4	528.0
Other	2,618.9	1,450.8	1,568.3	5,853.6	250.0	(241.3)	(413.4)	1,610.9	2,368.8	1,692.1	1,981.7	4,242.6

Mizuho Trust & Banking

Japanese Bonds	1.6	59.5	4.1	—	1.3	(12.9)	(8.6)	—	0.3	72.5	12.7	—
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	1.6	59.5	4.1	—	1.3	(12.9)	(8.6)	—	0.3	72.5	12.7	—
Other	0.4	4.9	3.2	—	(0.1)	(0.0)	0.6	—	0.5	5.0	2.5	—

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2023				Change				As of March 31, 2022
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,098.5	14,433.0	6,643.9	24,175.5	(123.5)	5,166.2	2,487.5	7,530.2	3,222.0	9,266.7	4,156.4	16,645.2
Receive Float / Pay Fixed	681.5	2,335.6	4,803.8	7,820.9	(589.8)	(509.3)	1,669.8	570.6	1,271.4	2,844.9	3,133.9	7,250.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,780.1	16,768.6	11,447.7	31,996.4	(713.4)	4,656.8	4,157.4	8,100.8	4,493.5	12,111.7	7,290.3	23,895.6

Mizuho Bank

Receive Fixed / Pay Float	3,098.5	14,433.0	6,643.9	24,175.5	(123.5)	5,166.2	2,487.5	7,530.2	3,222.0	9,266.7	4,156.4	16,645.2
Receive Float / Pay Fixed	681.5	2,285.6	4,289.8	7,256.9	(589.8)	(459.3)	1,510.8	461.6	1,271.4	2,744.9	2,778.9	6,795.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,780.1	16,718.6	10,933.7	31,432.4	(713.4)	4,706.8	3,998.4	7,991.8	4,493.5	12,011.7	6,935.3	23,440.6

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	—	50.0	514.0	564.0	—	(50.0)	159.0	109.0	—	100.0	355.0	455.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	50.0	514.0	564.0	—	(50.0)	159.0	109.0	—	100.0	355.0	455.0

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2023			Change			As of March 31, 2022
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	2,302.9	2,825.5	(522.6)	966.8	1,373.7	(406.8)	1,336.0	1,451.7	(115.7)
Mizuho Bank	2,281.5	2,810.8	(529.3)	961.1	1,375.0	(413.9)	1,320.4	1,435.8	(115.3)
Mizuho Trust & Banking	21.3	14.6	6.6	5.7	(1.2)	7.0	15.5	15.9	(0.3)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2022	Change	Fiscal 2021
Retirement Benefit Obligations	(A)	1,000,481	(69,367)	1,069,848
Discount Rate (%)		(0.00)~1.54		(0.00)~1.05

Total Fair Value of Plan Assets	(B)	1,734,825	(65,334)	1,800,159
Unrecognized Actuarial Differences	(C)	(262,029)	(34,001)	(228,027)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	472,314	(29,968)	502,283

Mizuho Bank

Retirement Benefit Obligations	(A)	876,616	(61,386)	938,002
Discount Rate (%)		(0.00)~1.54		(0.00)~1.05

Total Fair Value of Plan Assets	(B)	1,484,864	(91,150)	1,576,015
Unrecognized Actuarial Differences	(C)	(204,717)	(7,316)	(197,401)
Prepaid Pension Cost	(B)+ (C)-(A)	403,530	(37,081)	440,611

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	123,864	(7,981)	131,845
Discount Rate (%)		(0.00)~1.54		(0.00)~1.05

Total Fair Value of Plan Assets	(B)	249,960	25,816	224,144
Unrecognized Actuarial Differences	(C)	(57,311)	(26,685)	(30,626)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	68,784	7,112	61,672

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2022	Change	Fiscal 2021
Service Cost	(19,075)	1,203	(20,278)
Interest Cost	(4,447)	(1,188)	(3,258)
Expected Return on Plan Assets	29,001	(1,056)	30,057
Accumulation (Amortization) of Unrecognized Actuarial Differences	45,113	(2,942)	48,056
Gains on Cancellation of Employee Retirement Benefit Trust	47,627	(26,626)	74,254
Other	(4,177)	4,131	(8,309)

Total	94,042	(26,479)	120,522

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

Mizuho Bank
	(Millions of yen)
	Fiscal 2022	Change	Fiscal 2021
Service Cost	(16,168)	878	(17,046)
Interest Cost	(3,895)	(1,039)	(2,856)
Expected Return on Plan Assets	25,918	(877)	26,796
Accumulation (Amortization) of Unrecognized Actuarial Differences	39,692	(2,577)	42,270
Gains on Cancellation of Employee Retirement Benefit Trust	45,553	(20,958)	66,511
Other	(3,645)	3,856	(7,501)

Total	87,455	(20,718)	108,173

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking
	(Millions of yen)
	Fiscal 2022	Change	Fiscal 2021
Service Cost	(2,906)	325	(3,231)
Interest Cost	(551)	(148)	(402)
Expected Return on Plan Assets	3,082	(179)	3,261
Accumulation (Amortization) of Unrecognized Actuarial Differences	5,420	(365)	5,785
Gains on Cancellation of Employee Retirement Benefit Trust	2,074	(5,668)	7,742
Other	(532)	275	(807)

Total	6,586	(5,761)	12,348

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2023	Change	As of March 31, 2022
Retirement Benefit Obligations	(A)	1,200,089	(78,837)	1,278,926
Fair Value of Plan Assets	(B)	1,990,930	(79,439)	2,070,370
Unrecognized Actuarial Differences	(C)	(262,960)	(19,107)	(243,853)
Net Defined Benefit Asset	(D)	859,271	(3,946)	863,217
Net Defined Benefit Liability	(A)-(B)+(D)	68,429	(3,344)	71,774
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2022	Change	Fiscal 2021
Service Cost		(29,308)	3,113	(32,421)
Interest Cost		(5,578)	(1,409)	(4,169)
Expected Return on Plan Assets		34,142	(808)	34,951
Accumulation (Amortization) of Unrecognized Actuarial Differences		47,385	(1,064)	48,449
Accumulation (Amortization) of Unrecognized Prior Service Cost		(11)	34	(46)
Gains on Cancellation of Employee Retirement Benefit Trust		47,627	(26,626)	74,254
Other		(14,070)	423	(14,494)

Total		80,187	(26,337)	106,525

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2023 (Preliminary)	Change	As of March 31, 2022
(1) Total Capital Ratio	16.05	(1.48)	17.53
(2) Tier 1 Capital Ratio	13.91	(1.09)	15.00
(3) Common Equity Tier 1 Capital Ratio	11.80	(0.66)	12.46
(4) Total Capital	11,306.9	(44.7)	11,351.6
(5) Tier 1 Capital	9,803.3	90.1	9,713.2
(6) Common Equity Tier 1 Capital	8,315.5	248.2	8,067.2
(7) Risk weighted Assets	70,434.1	5,703.7	64,730.4
(8) Total Required Capital (7) X8%	5,634.7	456.2	5,178.4

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2023 (Preliminary)	Change	As of March 31, 2022	As of March 31, 2023 (Preliminary)
(1) Total Capital Ratio	14.94	(2.08)	17.02	14.48
(2) Tier 1 Capital Ratio	12.78	(1.64)	14.42	12.18
(3) Common Equity Tier 1 Capital Ratio	10.51	(1.17)	11.68	9.78
(4) Total Capital	9,769.7	(380.8)	10,150.6	8,853.4
(5) Tier 1 Capital	8,356.5	(247.9)	8,604.5	7,450.7
(6) Common Equity Tier 1 Capital	6,873.5	(95.1)	6,968.7	5,981.9
(7) Risk weighted Assets	65,371.8	5,733.1	59,638.6	61,141.7
(8) Total Required Capital (7) X8%	5,229.7	458.6	4,771.0	4,891.3

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2023 (Preliminary)	Change	As of March 31, 2022	As of March 31, 2023 (Preliminary)
(1) Total Capital Ratio	25.95	0.77	25.18	25.11
(2) Tier 1 Capital Ratio	25.94	0.76	25.18	25.10
(3) Common Equity Tier 1 Capital Ratio	25.94	0.76	25.18	25.10
(4) Total Capital	444.9	2.4	442.5	425.4
(5) Tier 1 Capital	444.7	2.3	442.4	425.2
(6) Common Equity Tier 1 Capital	444.7	2.3	442.4	425.2
(7) Risk weighted Assets	1,714.3	(42.6)	1,756.9	1,693.9
(8) Total Required Capital (7) X8%	137.1	(3.4)	140.5	135.5

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of March 31, 2023		As of March 31, 2022
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	43,866	(6,980)	50,846
Claims with Collection Risk	655,396	(66,826)	722,222
Claims for Special Attention	372,433	18,399	354,034
Loans Past Due for 3 Months or More	288	(2,209)	2,498
Restructured Loans	372,144	20,609	351,535
Sub-total[1]	1,071,696	(55,407)	1,127,104
Normal Claims	100,457,014	4,232,113	96,224,900

Total[2]	101,528,710	4,176,705	97,352,004

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,247	(21,626)	108,874

	(%)
NPL ratio[1]/[2]	1.05	(0.10)	1.15

Trust Account
	(Millions of yen)
	As of March 31, 2023		As of March 31, 2022
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	2,814	(1,010)	3,825

Total[4]	2,814	(1,010)	3,825

	(%)
NPL ratio[3]/[4]	—	—	—

2-18

Mizuho Financial Group, Inc.

Consolidated + Trust Account
	(Millions of yen)
	As of March 31, 2023		As of March 31, 2022
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	43,866	(6,980)	50,846
Claims with Collection Risk	655,396	(66,826)	722,222
Claims for Special Attention	372,433	18,399	354,034
Loans Past Due for 3 Months or More	288	(2,209)	2,498
Restructured Loans	372,144	20,609	351,535
Sub-total[5]	1,071,696	(55,407)	1,127,104
Normal Claims	100,459,828	4,231,102	96,228,725

Total[6]	101,531,524	4,175,694	97,355,829

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,247	(21,626)	108,874

	(%)
NPL ratio[5]/[6]	1.05	(0.10)	1.15

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen)
	As of March 31, 2023	Change	As of March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	34,036	(7,073)	41,109
Claims with Collection Risk	658,482	(67,524)	726,007
Claims for Special Attention	354,948	36,383	318,564
Loans Past Due for 3 Months or More	288	(2,209)	2,497
Restructured Loans	354,659	38,592	316,066
Sub-total[1]	1,047,467	(38,214)	1,085,681
Normal Claims	103,112,269	5,178,730	97,933,539

Total[2]	104,159,737	5,140,516	99,019,221

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	84,793	(20,619)	105,413

	(%)
NPL ratio[1]/[2]	1.00	(0.09)	1.09

Mizuho Bank
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	33,874	(6,886)	40,761
Claims with Collection Risk	651,224	(63,576)	714,801
Claims for Special Attention	346,665	29,681	316,984
Loans Past Due for 3 Months or More	288	(2,185)	2,473
Restructured Loans	346,377	31,866	314,510
Sub-total[3]	1,031,765	(40,781)	1,072,547
Normal Claims	100,039,242	5,304,332	94,734,910

Total[4]	101,071,007	5,263,550	95,807,457

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	84,576	(20,626)	105,202

	(%)
NPL ratio[3]/[4]	1.02	(0.09)	1.11

2-20

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	161	(186)	348
Claims with Collection Risk	7,258	(3,948)	11,206
Claims for Special Attention	8,282	6,702	1,580
Loans Past Due for 3 Months or More	—	(23)	23
Restructured Loans	8,282	6,726	1,556
Sub-total[5]	15,702	2,567	13,134
Normal Claims	3,070,213	(124,591)	3,194,804

Total[6]	3,085,915	(122,023)	3,207,938

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	217	6	210

	(%)
NPL ratio[5]/[6]	0.50	0.09	0.40

(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	2,814	(1,010)	3,825

Total[8]	2,814	(1,010)	3,825

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-21

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2023	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	720,437	(63,448)	783,886
General Reserve for Possible Losses on Loans	313,052	43,912	269,140
Specific Reserve for Possible Losses on Loans	363,448	(96,565)	460,013
Reserve for Possible Losses on Loans to Restructuring Countries	43,937	(10,795)	54,732

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,534	(21,588)	109,122

Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2023	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	705,254	(111,995)	817,249
General Reserve for Possible Losses on Loans	297,006	46,524	250,482
Specific Reserve for Possible Losses on Loans	364,310	(147,724)	512,034
Reserve for Possible Losses on Loans to Restructuring Countries	43,937	(10,795)	54,732

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	84,793	(20,619)	105,413

Mizuho Bank

Reserves for Possible Losses on Loans	701,652	(113,126)	814,778
General Reserve for Possible Losses on Loans	293,760	45,325	248,435
Specific Reserve for Possible Losses on Loans	363,954	(147,655)	511,610
Reserve for Possible Losses on Loans to Restructuring Countries	43,937	(10,795)	54,732

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	84,576	(20,626)	105,202

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	3,601	1,130	2,470
General Reserve for Possible Losses on Loans	3,246	1,199	2,046
Specific Reserve for Possible Losses on Loans	355	(68)	424
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	217	6	210

Reserve for Possible Losses on Entrusted Loans (¥9 million and ¥12 million for March 31, 2023 and March 31, 2022, respectively) is not included in the above figures for Trust Account.

2-22

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of March 31, 2023	Change	As of March 31, 2022
Mizuho Financial Group	67.22	(2.32)	69.54
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2023	Change	As of March 31, 2022
Total	67.32	(7.94)	75.27
Mizuho Bank	68.00	(7.96)	75.96
Mizuho Trust & Banking (Banking Account)	22.93	4.12	18.81

Above figures are presented net of partial direct write-offs.

2-23

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2023	Change	As of March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	34.0	(7.0)	41.1
Collateral, Guarantees, and equivalent	28.9	(6.4)	35.4
Reserve for Possible Losses	5.1	(0.5)	5.6
Claims with Collection Risk	658.4	(67.5)	726.0
Collateral, Guarantees, and equivalent	172.8	8.0	164.8
Reserve for Possible Losses	342.9	(95.9)	438.9
Claims for Special Attention	354.9	36.3	318.5
Collateral, Guarantees, and equivalent	103.4	9.9	93.5
Reserve for Possible Losses	66.0	13.7	52.2
Total	1,047.4	(38.2)	1,085.6
Collateral, Guarantees, and equivalent	305.2	11.4	293.8
Reserve for Possible Losses	414.1	(82.7)	496.9

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	33.8	(6.8)	40.7
Collateral, Guarantees, and equivalent	28.7	(6.2)	35.0
Reserve for Possible Losses	5.1	(0.5)	5.6
Claims with Collection Risk	651.2	(63.5)	714.8
Collateral, Guarantees, and equivalent	166.1	11.8	154.2
Reserve for Possible Losses	342.6	(95.9)	438.5
Claims for Special Attention	346.6	29.6	316.9
Collateral, Guarantees, and equivalent	96.4	3.0	93.4
Reserve for Possible Losses	65.7	13.8	51.9
Total	1,031.7	(40.7)	1,072.5
Collateral, Guarantees, and equivalent	291.3	8.6	282.7
Reserve for Possible Losses	413.5	(82.6)	496.2

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.1	(0.1)	0.3
Collateral, Guarantees, and equivalent	0.1	(0.1)	0.3
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	7.2	(3.9)	11.2
Collateral, Guarantees, and equivalent	6.7	(3.8)	10.6
Reserve for Possible Losses	0.3	(0.0)	0.4
Claims for Special Attention	8.2	6.7	1.5
Collateral, Guarantees, and equivalent	6.9	6.8	0.1
Reserve for Possible Losses	0.2	(0.0)	0.2
Total	15.7	2.5	13.1
Collateral, Guarantees, and equivalent	13.8	2.7	11.0
Reserve for Possible Losses	0.6	(0.0)	0.7

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2023	Change	As of March 31, 2022

Coverage Amount	719.3	(71.3)	790.7
Reserves for Possible Losses on Loans	414.1	(82.7)	496.9
Collateral, Guarantees, and equivalent	305.2	11.4	293.8

	(%)
Coverage Ratio	68.6	(4.1)	72.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	78.3	(4.8)	83.1
Claims for Special Attention	47.7	1.9	45.7
Claims against Special Attention Obligors	51.5	4.7	46.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	70.6	(7.6)	78.2
Claims for Special Attention	26.2	3.0	23.2
Claims against Special Attention Obligors	29.7	4.4	25.3

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	20.52	2.47	18.05
Claims against Watch Obligors excluding Special Attention Obligors	2.91	(0.54)	3.46
Claims against Normal Obligors	0.09	(0.00)	0.10

Mizuho Bank

	(Billions of yen)
Coverage Amount	704.9	(74.0)	778.9
Reserves for Possible Losses on Loans	413.5	(82.6)	496.2
Collateral, Guarantees, and equivalent	291.3	8.6	282.7

	(%)
Coverage Ratio	68.3	(4.3)	72.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	78.1	(4.8)	82.9
Claims for Special Attention	46.8	0.9	45.8
Claims against Special Attention Obligors	51.3	4.4	46.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	70.6	(7.6)	78.2
Claims for Special Attention	26.2	3.0	23.2
Claims against Special Attention Obligors	29.8	4.5	25.3

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	20.74	2.69	18.04
Claims against Watch Obligors excluding Special Attention Obligors	2.92	(0.56)	3.49
Claims against Normal Obligors	0.09	(0.00)	0.10

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2023	Change	As of March 31, 2022
Coverage Amount	14.4	2.7	11.7
Reserves for Possible Losses on Loans	0.6	(0.0)	0.7
Collateral, Guarantees, and equivalent	13.8	2.7	11.0

	(%)
Coverage Ratio	92.1	2.5	89.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	97.7	(0.5)	98.2
Claims for Special Attention	87.1	61.4	25.6
Claims against Special Attention Obligors	60.7	36.6	24.0

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	67.3	(0.8)	68.1
Claims for Special Attention	19.8	(0.1)	20.0
Claims against Special Attention Obligors	19.4	(0.5)	19.9

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	9.48	(9.48)	18.96
Claims against Watch Obligors excluding Special Attention Obligors	1.68	0.59	1.08
Claims against Normal Obligors	0.03	(0.00)	0.04

2-26

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2-27

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022
	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	51.0	33.6	28.6	20.3	0.1	20.4	(8.1)
Claims with Collection Risk	386.5	246.8	162.5	138.1	0.7	138.9	(23.6)
Amount Categorized as above up to Fiscal 2019	437.5	280.5	191.2	158.5	0.8	159.4	(31.7)
of which the amount which was in the process of being removed from the balance sheet	44.5	31.6	30.1	19.9	0.1	20.0	(10.0)
Claims against Bankrupt and Substantially Bankrupt Obligors		15.0	4.8	2.5	0.0	2.5	(2.2)
Claims with Collection Risk		164.2	92.5	64.9	0.3	65.2	(27.3)
Amount Newly Categorized as above during Fiscal 2020		179.2	97.3	67.4	0.3	67.8	(29.5)
of which the amount which was in the process of being removed from the balance sheet		13.6	2.7	1.5	0.0	1.5	(1.2)
Claims against Bankrupt and Substantially Bankrupt Obligors			7.6	2.9	0.0	2.9	(4.6)
Claims with Collection Risk			470.9	294.6	5.8	300.4	(170.4)
Amount Newly Categorized as above during Fiscal 2021			478.5	297.5	5.8	303.4	(175.0)
of which the amount which was in the process of being removed from the balance sheet			7.1	2.5	0.0	2.6	(4.5)
Claims against Bankrupt and Substantially Bankrupt Obligors				7.9	0.0	7.9	7.9
Claims with Collection Risk				153.5	0.3	153.8	153.8
Amount Newly Categorized as above during Fiscal 2022				161.4	0.3	161.8	161.8
of which the amount which was in the process of being removed from the balance sheet				6.2	0.0	6.3	6.3
Claims against Bankrupt and Substantially Bankrupt Obligors	51.0	48.7	41.1	33.8	0.1	34.0	(7.0)
Claims with Collection Risk	386.5	411.0	726.0	651.2	7.2	658.4	(67.5)
Total	437.5	459.7	767.1	685.0	7.4	692.5	(74.5)
of which the amount which was in the process of being removed from the balance sheet	44.5	45.3	40.0	30.3	0.1	30.5	(9.5)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2022

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(9.4)	(9.4)	—
Restructuring	(147.2)	(147.2)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(23.4)	(23.4)	—
Direct Write-off	164.8	164.8	—
Other	(221.1)	(216.6)	(4.4)
Debt recovery	(188.9)	(184.7)	(4.1)
Improvement in Business Performance	(32.2)	(31.9)	(0.3)

Total	(236.4)	(231.9)	(4.4)

2-28

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2023		As of March 31, 2022
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	61,307.8	1,119.7	60,188.1
Manufacturing	9,847.1	76.2	9,770.8
Agriculture & Forestry	47.5	0.0	47.5
Fishery	2.7	(0.1)	2.9
Mining, Quarrying Industry & Gravel Extraction Industry	205.5	(15.2)	220.7
Construction	902.0	44.6	857.4
Utilities	3,398.3	354.9	3,043.3
Communication	1,000.3	(206.1)	1,206.4
Transportation & Postal Industry	2,436.0	(145.4)	2,581.5
Wholesale & Retail	4,911.5	(303.2)	5,214.7
Finance & Insurance	9,451.7	419.5	9,032.1
Real Estate	11,041.2	880.8	10,160.4
Commodity Lease	3,136.3	244.3	2,891.9
Service Industries	2,982.4	(99.5)	3,082.0
Local Governments	541.5	(47.5)	589.0
Governments	1,079.3	242.7	836.5
Other	10,323.8	(326.2)	10,650.0
Overseas Total (including Loans Booked Offshore)	29,610.6	3,146.7	26,463.8
Governments	145.3	(118.4)	263.8
Financial Institutions	11,098.0	1,553.4	9,544.6
Other	18,367.2	1,711.8	16,655.3

Total	90,918.5	4,266.5	86,651.9

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2023:	¥810.0 billion (from MHBK)
As of March 31, 2022:	¥755.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-29

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2023		As of March 31, 2022
	Outstanding Balance	Change	Outstanding Balance

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	57,669.7	1,170.9	56,498.8
Manufacturing	9,446.5	89.6	9,356.9
Agriculture & Forestry	47.5	0.0	47.5
Fishery	2.7	(0.1)	2.9
Mining, Quarrying Industry & Gravel Extraction Industry	204.1	(15.0)	219.2
Construction	859.1	42.4	816.7
Utilities	3,132.4	365.9	2,766.4
Communication	907.6	(197.2)	1,104.9
Transportation & Postal Industry	2,297.9	(104.7)	2,402.6
Wholesale & Retail	4,791.8	(291.6)	5,083.4
Finance & Insurance	8,946.8	390.9	8,555.8
Real Estate	9,489.5	789.6	8,699.8
Commodity Lease	2,946.8	253.0	2,693.8
Service Industries	2,941.3	(88.4)	3,029.8
Local Governments	540.3	(46.9)	587.3
Governments	1,079.3	242.7	836.5
Other	10,035.3	(259.2)	10,294.6
Overseas Total (including Loans Booked Offshore)	29,610.6	3,147.0	26,463.6
Governments	145.3	(118.4)	263.8
Financial Institutions	11,098.0	1,553.4	9,544.6
Other	18,367.2	1,712.0	16,655.1

Total	87,280.3	4,317.9	82,962.4

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,638.1	(51.1)	3,689.3
Manufacturing	400.6	(13.3)	413.9
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.4	(0.1)	1.5
Construction	42.8	2.1	40.7
Utilities	265.9	(11.0)	276.9
Communication	92.6	(8.8)	101.5
Transportation & Postal Industry	138.1	(40.6)	178.8
Wholesale & Retail	119.7	(11.6)	131.3
Finance & Insurance	504.8	28.5	476.2
Real Estate	1,551.6	91.1	1,460.5
Commodity Lease	189.5	(8.6)	198.1
Service Industries	41.1	(11.0)	52.1
Local Governments	1.1	(0.5)	1.6
Governments	—	—	—
Other	288.5	(66.9)	355.4
Overseas Total (including Loans Booked Offshore)	—	(0.2)	0.2
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	(0.2)	0.2

Total	3,638.1	(51.3)	3,689.5

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-30

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2023				As of March 31, 2022
			Change
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	898.8	65.7	(99.5)	(6.5)	998.4	72.3
Manufacturing	464.3	64.3	(52.2)	(12.0)	516.5	76.4
Agriculture & Forestry	7.2	60.0	5.9	13.1	1.3	46.9
Fishery	0.2	62.6	(0.0)	0.0	0.2	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	(0.1)	—	0.1	100.0
Construction	6.2	78.1	0.2	(0.4)	5.9	78.5
Utilities	5.3	55.6	4.2	18.1	1.1	37.4
Communication	8.7	68.7	(0.4)	(6.3)	9.1	75.1
Transportation & Postal Industry	21.9	63.8	(4.3)	16.0	26.2	47.7
Wholesale & Retail	121.6	59.7	(8.7)	2.1	130.3	57.5
Finance & Insurance	12.0	45.4	(2.2)	(36.1)	14.3	81.6
Real Estate	30.3	87.4	(5.2)	5.9	35.5	81.5
Commodity Lease	0.2	89.4	(1.1)	2.2	1.4	87.1
Service Industries	152.5	61.3	(16.8)	(1.9)	169.4	63.2
Local Governments	—	—	—	—	—	—
Other	67.8	90.6	(18.6)	0.9	86.5	89.6
Overseas Total (including Loans Booked Offshore)	148.6	86.2	61.3	7.3	87.2	78.9
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	148.6	86.2	61.3	7.3	87.2	78.9

Total	1,047.4	68.6	(38.2)	(4.1)	1,085.6	72.8

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-31

Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2023		As of March 31, 2022
		Change
Housing and Consumer Loans	8,112.5	(344.7)	8,457.3
Housing Loans for owner’s residential housing	7,603.1	(293.2)	7,896.3

Mizuho Bank

Housing and Consumer Loans	8,067.3	(336.7)	8,404.1
Housing Loans	7,671.7	(309.6)	7,981.4
for owner’s residential housing	7,560.4	(286.0)	7,846.4
Consumer loans	395.5	(27.0)	422.6

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	45.2	(8.0)	53.2
Housing Loans for owner’s residential housing	42.6	(7.1)	49.8
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2023		As of March 31, 2022
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.8	0.8	57.9
Loans to SMEs and Individual Customers	36,070.1	1,172.2	34,897.9

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.6	0.3	58.3
Loans to SMEs and Individual Customers	33,850.8	874.7	32,976.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	61.0	8.9	52.0
Loans to SMEs and Individual Customers	2,219.3	297.4	1,921.8

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-32

Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2023		As of March 31, 2022
	Outstanding Balance	Change	Outstanding Balance
Asia	7,550.1	(217.8)	7,768.0
Hong Kong	1,685.7	(208.2)	1,893.9
Singapore	1,295.9	(58.2)	1,354.1
Thailand	1,061.5	(77.6)	1,139.2
Taiwan	716.0	(268.2)	984.3
India	548.8	21.5	527.2
South Korea	822.5	174.7	647.8
Indonesia	429.8	108.4	321.3
Philippines	302.7	8.1	294.5
China	155.6	30.8	124.8
Malaysia	92.0	(0.3)	92.4
Central and South America	5,334.9	145.4	5,189.5
Mexico	470.6	101.6	369.0
Brazile	198.0	(41.8)	239.8
North America	11,584.6	3,340.4	8,244.1
United States	10,681.7	3,237.6	7,444.1
Eastern Europe	237.8	(36.3)	274.2
Russia	205.5	(4.3)	209.8
Western Europe	5,275.6	361.6	4,914.0
United Kingdom	1,231.6	(230.3)	1,462.0
Netherlands	1,159.7	217.2	942.5
Germany	672.8	204.3	468.5
Ireland	454.6	136.1	318.5
Switzerland	107.1	(214.3)	321.5
France	429.8	73.4	356.4
Turkey	78.0	(11.8)	89.8
Italy	158.9	52.9	106.0
Other	3,689.6	121.6	3,567.9
Australia	2,048.1	75.9	1,972.1
Total	33,673.0	3,715.0	29,957.9

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2023		As of March 31, 2022
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank (China) ,Ltd	1,296.1	15.6	1,280.4
Mizuho Bank (USA)	477.7	19.7	458.0
PT. Bank Mizuho Indonesia	439.2	138.4	300.7

Note: The balances of loans of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2023 and 2022 are ¥49.9 billion and

¥68.8 billion, respectively.

2-33

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2023		As of March 31, 2022
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	83.2	26.3	56.8
Hong Kong	0.6	0.6	0.0
Singapore	34.5	(0.4)	35.0
Thailand	2.1	1.1	1.0
Taiwan	21.4	21.4	0.0
India	0.1	0.0	0.1
South Korea	—	(0.0)	0.0
Indonesia	0.8	(0.1)	0.9
Philippines	0.0	(0.0)	0.0
China	0.1	0.1	0.0
Malaysia	—	—	—
Central and South America	16.1	(1.7)	17.8
Mexico	0.3	(0.0)	0.4
Brazile	1.9	(1.6)	3.5
North America	15.3	0.3	15.0
United States	15.3	0.3	15.0
Eastern Europe	41.0	33.1	7.8
Russia	41.0	33.1	7.8
Western Europe	32.0	8.7	23.2
United Kingdom	4.0	0.5	3.4
Netherlands	—	—	—
Germany	—	(0.5)	0.5
Ireland	—	—	—
Switzerland	—	(0.2)	0.2
France	—	—	—
Turkey	—	—	—
Italy	8.7	0.5	8.2
Other	8.2	(3.6)	11.8
Australia	—	—	—
Total	196.0	63.2	132.8

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2023		As of March 31, 2022
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank (China) ,Ltd	0.8	(1.0)	1.8
Mizuho Bank (USA)	—	(3.0)	3.0
PT. Bank Mizuho Indonesia	5.9	0.1	5.8

Note: The balance of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2023 is ¥0.6 billion. The balance of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2022 is not existed.

2-34

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2023 to March 31, 2028)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,350.7
Income before Income Taxes	2	3,372.5
Tax Adjustments *1	3	401.7
Taxable Income before Current Deductible Temporary Differences *2	4	3,774.2
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,155.6

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2023.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2018	267.2
Fiscal 2019	378.5
Fiscal 2020	316.3
Fiscal 2021	360.3
Fiscal 2022(estimate)	162.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2022 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2023	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	7	225.4	(26.2)	251.6
Impairment of Securities	8	112.4	(12.8)	125.2
Net Unrealized Losses on Other Securities	9	125.8	63.5	62.3
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	93.7	(28.4)	122.1
Net Deferred Hedge Losses	12	166.3	126.5	39.7
Tax Losses Carried Forward	13	8.4	8.2	0.1
Other	14	246.2	16.4	229.7

Total Deferred Tax Assets	15	978.4	147.3	831.1

Valuation Allowance	16	(136.0)	(29.3)	(106.7)

Sub-Total [ 15 + 16 ]	17	842.4	118.0	724.3

Amount related to Retirement Benefits Accounting	18	(123.5)	11.3	(134.9)
Net Unrealized Gains on Other Securities	19	(271.9)	4.9	(276.8)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(64.6)	(25.2)	(39.4)

Total Deferred Tax Liabilities	22	(460.1)	(8.9)	(451.2)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	382.2	109.0	273.1
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(154.5)	69.4	(223.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	166.3	126.5	39.7
Tax effects related to others	26	370.4	(86.9)	457.3

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2023 to March 31, 2028)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	195.9
Income before Income Taxes	2	226.6
Tax Adjustments (1)	3	(16.4)
Taxable Income before Current Deductible Temporary Differences (2)	4	210.1
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	64.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2023.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2018	39.0
Fiscal 2019	31.7
Fiscal 2020	26.6
Fiscal 2021	33.2
Fiscal 2022(estimate)	31.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2022 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2023	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	7	1.1	0.3	0.7
Impairment of Securities	8	5.7	(2.0)	7.7
Net Unrealized Losses on Other Securities	9	0.3	(0.0)	0.4
Reserve for Employee Retirement Benefits	10	0.6	(0.8)	1.5
Reserve for Loss of Transfer	11	—	(0.9)	0.9
Net Deferred Hedge Losses	12	—	(0.1)	0.1
Tax Losses Carried Forward	13	—	—	—
Other	14	18.4	0.6	17.8

Total Deferred Tax Assets	15	26.4	(2.9)	29.3

Valuation Allowance	16	(7.5)	0.2	(7.7)

Sub-Total [ 15 + 16 ]	17	18.9	(2.7)	21.6

Amount related to Retirement Benefits Accounting	18	(21.7)	(1.3)	(20.3)
Net Unrealized Gains on Other Securities	19	(17.2)	(1.0)	(16.1)
Net Deferred Hedge Gains	20	(2.0)	(2.0)	—
Other	21	(0.4)	2.2	(2.6)

Total Deferred Tax Liabilities	22	(41.4)	(2.3)	(39.1)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(22.5)	(5.0)	(17.4)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities*	24	(17.2)	(1.8)	(15.3)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(2.0)	(2.1)	0.1
Tax effects related to others	26	(3.2)	(0.9)	(2.2)

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-36

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2023	Change	As of March 31, 2022
Deposits	119,182.8	6,651.3	112,531.4
Individual Deposits	48,082.7	415.2	47,667.5
Corporate Deposits	60,091.4	4,495.2	55,596.1
Financial/Government Institutions	11,008.6	1,740.8	9,267.7

Mizuho Bank

Deposits	116,402.8	6,442.7	109,960.1
Individual Deposits	47,308.5	445.0	46,863.5
Corporate Deposits	58,698.6	4,240.6	54,457.9
Financial/Government Institutions	10,395.6	1,757.0	8,638.6

Mizuho Trust & Banking

Deposits	2,780.0	208.6	2,571.3
Individual Deposits	774.2	(29.7)	803.9
Corporate Deposits	1,392.7	254.5	1,138.1
Financial/Government Institutions	613.0	(16.1)	629.1

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-37

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of March 31, 2023	Change	As of March 31, 2022
Directors, Executive Officers as defined in the Companies Act, and Auditors	45	—	45
Executive Officers as defined in our internal regulations (excluding those doubling as Directors as defined in the Companies Act)	46	2	44
* The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees Consolidated
	As of March 31, 2023	Change	As of March 31, 2022
Employees (excluding Executive Officers as defined in our internal regulations)	51,212	(1,208)	52,420
Average number of temporary employees	13,190	(829)	14,019

*  The number of Employees excludes employees seconded to outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices (Domestic) The 2 Banks and Mizuho Securities
	As of March 31, 2023	Change	As of March 31, 2022
Mizuho Bank	461	—	461
Mizuho Trust & Banking	59	(1)	60
Mizuho Securities	225	(5)	230

*  The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

(Overseas) The 2 Banks and Mizuho Securities
	As of March 31, 2023	Change	As of March 31, 2022
Mizuho Bank	48	(1)	49
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
* The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-38

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2023

Consolidated

(Billions of yen)
Fiscal 2023
Ordinary Profits	860.0
Profit Attributable to Owners of Parent	610.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2023
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	635.0	600.0	35.0
Ordinary Profits	605.0	565.0	40.0
Net Income	425.0	395.0	30.0
Credit-related Costs	(95.0)	(90.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-39

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2023 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥63,079,031	¥48,803,771	¥14,275,259
Call Loans	1,812,740	1,223,766	588,974
Receivables under Resale Agreements	868,058	1,681,260	(813,202)
Guarantee Deposits Paid under Securities Borrowing Transactions	156,807	154,255	2,552
Other Debt Purchased	651,514	679,939	(28,425)
Trading Assets	5,422,696	4,496,695	926,000
Money Held in Trust	504	504	0
Securities	37,110,218	44,608,181	(7,497,962)
Loans and Bills Discounted	87,280,378	82,962,457	4,317,920
Foreign Exchange Assets	2,293,584	2,509,122	(215,538)
Derivatives other than for Trading	8,392,051	6,133,443	2,258,607
Other Assets	7,910,755	5,958,848	1,951,907
Tangible Fixed Assets	858,037	847,689	10,347
Intangible Fixed Assets	352,884	347,681	5,203
Prepaid Pension Cost	403,530	440,611	(37,081)
Deferred Tax Assets	382,227	273,129	109,098
Customers’ Liabilities for Acceptances and Guarantees	10,003,767	8,733,646	1,270,120
Reserves for Possible Losses on Loans	(701,652)	(814,778)	113,126
Reserve for Possible Losses on Investments	—	(106)	106

Total Assets	¥226,277,135	¥209,040,119	¥17,237,015

Liabilities
Deposits	¥145,157,919	¥133,633,887	¥11,524,032
Negotiable Certificates of Deposit	13,272,253	16,162,209	(2,889,955)
Call Money	1,229,224	940,058	289,165
Payables under Repurchase Agreements	14,106,366	9,293,236	4,813,130
Guarantee Deposits Received under Securities Lending Transactions	93,216	146,864	(53,648)
Commercial Paper	1,782,111	1,775,859	6,251
Trading Liabilities	4,574,447	3,447,533	1,126,914
Borrowed Money	12,507,802	14,397,626	(1,889,823)
Foreign Exchange Liabilities	889,189	1,788,299	(899,110)
Bonds and Notes	585,861	810,504	(224,643)
Derivatives other than for Trading	8,976,741	6,635,032	2,341,708
Other Liabilities	6,320,855	4,302,633	2,018,222
Reserve for Bonus Payments	26,406	24,582	1,824
Reserve for Variable Compensation	757	763	(6)
Reserve for Possible Losses on Sales of Loans	15,049	1,309	13,740
Reserve for Contingencies	4,781	1,306	3,474
Reserve for Reimbursement of Deposits	12,980	16,627	(3,646)
Reserve for Reimbursement of Debentures	7,798	10,504	(2,706)
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711	59,962	(1,251)
Acceptances and Guarantees	10,003,767	8,733,646	1,270,120

Total Liabilities	219,626,240	202,182,447	17,443,793

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,757,032	2,519,294	237,738
Appropriated Reserve	421,264	389,012	32,251
Other Retained Earnings	2,335,768	2,130,281	205,487
Retained Earnings Brought Forward	2,335,768	2,130,281	205,487

Total Shareholders’ Equity	6,420,490	6,182,751	237,738

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	468,873	623,367	(154,494)
Net Deferred Hedge Gains (Losses), net of Taxes	(367,790)	(80,603)	(287,187)
Revaluation Reserve for Land, net of Taxes	129,321	132,156	(2,834)

Total Valuation and Translation Adjustments	230,404	674,920	(444,516)

Total Net Assets	6,650,894	6,857,672	(206,777)

Total Liabilities and Net Assets	¥226,277,135	¥209,040,119	¥17,237,015

2-40

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2023 (A)	For the fiscal year ended March 31, 2022 (B)	Change (A) - (B)
Ordinary Income	¥3,665,159	¥2,147,111	¥1,518,047
Interest Income	2,657,640	1,131,111	1,526,528
Interest on Loans and Bills Discounted	1,614,231	774,657	839,574
Interest and Dividends on Securities	371,369	260,684	110,684
Fee and Commission Income	589,189	542,348	46,841
Trading Income	6,350	1,664	4,685
Other Operating Income	264,425	235,596	28,828
Other Ordinary Income	147,553	236,390	(88,836)

Ordinary Expenses	3,105,989	1,936,252	1,169,736
Interest Expenses	1,786,742	244,322	1,542,419
Interest on Deposits	804,311	36,330	767,980
Fee and Commission Expenses	177,952	149,353	28,598
Trading Expenses	361	—	361
Other Operating Expenses	231,355	170,721	60,633
General and Administrative Expenses	742,375	744,859	(2,483)
Other Ordinary Expenses	167,201	626,995	(459,793)

Ordinary Profits	559,170	210,858	348,311

Extraordinary Gains	48,003	70,436	(22,432)

Extraordinary Losses	19,061	32,348	(13,286)

Income before Income Taxes	588,112	248,946	339,165
Income Taxes:
Current	115,972	172,495	(56,522)
Refund of Income Taxes	(9,680)	(12,734)	3,053
Deferred	85,659	(87,395)	173,055

Net Income	¥396,161	¥176,581	¥219,579

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2023 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,704,297	¥1,923,672	¥780,625
Guarantee Deposits Paid under Securities Borrowing Transactions	20,177	20,046	131
Other Debt Purchased	32,261	35,314	(3,053)
Money Held in Trust	27,418	26,556	861
Securities	265,136	288,530	(23,394)
Loans and Bills Discounted	3,065,766	3,192,348	(126,582)
Foreign Exchange Assets	5,160	3,898	1,262
Other Assets	277,573	255,755	21,818
Tangible Fixed Assets	93,577	100,132	(6,554)
Intangible Fixed Assets	18,929	21,728	(2,798)
Prepaid Pension Cost	71,058	66,607	4,450
Customers’ Liabilities for Acceptances and Guarantees	13,655	14,100	(445)
Reserves for Possible Losses on Loans	(3,601)	(2,470)	(1,130)

Total Assets	¥6,591,410	¥5,946,221	¥645,189

Liabilities
Deposits	¥2,780,028	¥2,571,352	¥208,676
Negotiable Certificates of Deposit	470,180	691,880	(221,700)
Call Money	907,935	603,990	303,945
Borrowed Money	303,400	300,000	3,400
Due to Trust Accounts	1,534,097	1,167,284	366,812
Other Liabilities	28,363	31,317	(2,953)
Reserve for Bonus Payments	3,134	2,741	393
Reserve for Variable Compensation	245	272	(26)
Provision for Retirement Benefits	2,273	4,935	(2,662)
Reserve for Reimbursement of Deposits	714	992	(278)
Reserve for Loss of Transfer	—	3,061	(3,061)
Deferred Tax Liabilities	22,527	17,484	5,043
Acceptances and Guarantees	13,655	14,100	(445)

Total Liabilities	6,066,558	5,409,413	657,144

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	275,474	296,471	(20,997)
Appropriated Reserve	159,891	150,297	9,593
Other Retained Earnings	115,583	146,174	(30,591)
Retained Earnings Brought Forward	115,583	146,174	(30,591)
Treasury Stock	(79,999)	(79,999)	—

Total Shareholders’ Equity	458,349	479,346	(20,997)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	61,861	57,707	4,153
Net Deferred Hedge Gains (Losses), net of Taxes	4,642	(246)	4,888

Total Valuation and Translation Adjustments	66,503	57,460	9,042

Total Net Assets	524,852	536,807	(11,954)

Total Liabilities and Net Assets	¥6,591,410	¥5,946,221	¥645,189

2-42

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2023 (A)	For the fiscal year ended March 31, 2022 (B)	Change (A) - (B)
Ordinary Income	¥162,102	¥173,959	¥(11,857)
Fiduciary Income	59,527	61,028	(1,500)
Interest Income	26,283	26,345	(62)
Interest on Loans and Bills Discounted	19,376	19,640	(263)
Interest and Dividends on Securities	5,088	4,926	162
Fee and Commission Income	68,350	79,058	(10,707)
Other Operating Income	13	369	(356)
Other Ordinary Income	7,927	7,157	769

Ordinary Expenses	124,051	123,363	687
Interest Expenses	6,611	7,049	(438)
Interest on Deposits	186	296	(110)
Fee and Commission Expenses	37,569	36,795	773
Trading Expenses	—	640	(640)
Other Operating Expenses	189	12	176
General and Administrative Expenses	74,465	75,132	(666)
Other Ordinary Expenses	5,215	3,733	1,482

Ordinary Profits	38,051	50,595	(12,544)

Extraordinary Gains	5,720	7,742	(2,021)

Extraordinary Losses	5,762	443	5,318

Income before Income Taxes	38,009	57,894	(19,884)
Income Taxes:
Current	10,043	10,651	(607)
Deferred	995	4,559	(3,564)

Net Income	¥26,970	¥42,683	¥(15,712)

2-43

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2023

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	572,414	Money Trusts	29,178,683
Securities	42,170	Pension Trusts	3,201,484
Beneficiary Rights to the Trusts	71,061,503	Property Formation Benefit Trusts	3,737
Securities held in Custody Accounts	373,412	Investment Trusts	20,450,405
Money Claims	12,647,622	Money Entrusted Other than Money Trusts	2,129,418
Tangible Fixed Assets	10,879,470	Securities Trusts	15,094,438
Intangible Fixed Assets	340,953	Money Claims Trusts	11,520,986
Other Claims	1,201,474	Land and Fixtures Trusts	709,057
Due from Banking Account	1,534,097	Composite Trusts	16,874,039
Cash and Due from Banks	514,597	Other Trusts	5,463

Total	99,167,715	Total	99,167,715

Notes:

1.	The statement is exclusive of Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥68,720,918 million.
3.	Joint trust assets under the management of other companies: ¥168,454 million.
4.

There is no balance of Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk, Loans Past Due for 3 Months or More or Restructured Loans in the claims of trust accounts that guarantee principals in the agreement of ¥2,814 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	2,814	Principal	835,674
Securities	1	Reserve	9
Others	832,943	Others	74

Total	835,758	Total	835,758

2-44

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2023 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Total Amount of Funds	35,634,113	36,350,351	(716,237)
Deposits	2,780,028	2,571,352	208,676
Negotiable Certificates of Deposit	470,180	691,880	(221,700)
Money Trusts	29,178,683	29,909,179	(730,495)
Pension Trusts	3,201,484	3,173,021	28,462
Property Formation Benefit Trusts	3,737	4,918	(1,181)

Loans and Bills Discounted	3,638,180	3,689,533	(51,353)
of Banking accounts	3,065,766	3,192,348	(126,582)
of Trust accounts	572,414	497,185	75,229

Securities for Investments	307,306	357,726	(50,420)
of Banking accounts	265,136	288,530	(23,394)
of Trust accounts	42,170	69,195	(27,025)

2-45

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2023 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥866,603	¥405,261	¥461,342
Cash Segregated as Deposits for Customers and Others	462,232	541,274	(79,042)
Trading Assets	6,430,652	6,921,502	(490,850)
Receivables - Unsettled Trades	—	145,887	(145,887)
Operating Investment Securities	90,676	40,926	49,749
Operating Loans Receivable	9,611	—	9,611
Receivables Related to Margin Transactions	25,742	34,802	(9,059)
Collateralized Short-Term Financing Agreements-Receivable	4,722,172	4,707,548	14,623
Advances Paid	1,372	94	1,278
Securities: Fail to Deliver	30,155	32,415	(2,259)
Short-Term Loans Receivable	7,881	47,983	(40,102)
Other Current Assets	563,427	700,334	(136,906)
Less: Allowance for Doubtful Accounts	(64)	(79)	14
Noncurrent Assets
Property and Equipment	16,992	18,742	(1,750)
Intangible Assets	44,747	68,497	(23,750)
Investments and Other Assets	458,184	304,034	154,150

Total Assets	¥13,730,388	¥13,969,227	¥(238,839)

Liabilities
Current Liabilities
Trading Liabilities	¥5,918,952	¥5,356,537	¥562,414
Payables - Unsettled Trades	36,516	—	36,516
Payables Related to Margin Transactions	37,624	50,556	(12,932)
Collateralized Short-Term Financing Agreements-Payable	3,318,666	4,144,682	(826,016)
Deposits Received	385,028	425,452	(40,424)
Guarantee Deposits Received	191,053	425,613	(234,560)
Securities: Fail to Receive	1,018	7,083	(6,064)
Short-Term Borrowings	957,701	904,079	53,622
Commercial Paper	436,000	490,500	(54,500)
Bonds and Notes Due within One Year	303,842	148,768	155,073
Income Taxes Payable	3,624	2,515	1,109
Accrued Employees’ Bonuses	15,390	25,379	(9,989)
Provision for Variable Compensation	401	411	(9)
Other Current Liabilities	49,852	46,970	2,882
Noncurrent Liabilities
Bonds and Notes	641,254	753,870	(112,615)
Long-Term Borrowings	724,100	580,000	144,100
Provision for Retirement Benefits	21,790	22,579	(789)
Reserve for Loss of Transfer	923	1,541	(617)
Other Noncurrent Liabilities	3,895	3,769	126
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,352	3,132	220

Total Liabilities	13,050,989	13,393,441	(342,452)

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	407,071	381,649	25,421
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	121,239	95,817	25,421
Retained Earnings	394,868	425,554	(30,685)
Other Retained Earnings	394,868	425,554	(30,685)
Retained Earnings Brought Forward	394,868	425,554	(30,685)
Treasury Stock	(257,520)	(369,999)	112,479

Total Shareholders’ Equity	669,587	562,371	107,216

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	19,610	23,193	(3,583)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,798)	(9,778)	(20)

Total Valuation and Translation Adjustments	9,811	13,415	(3,603)

Total Net Assets	679,398	575,786	103,612

Total Liabilities and Net Assets	¥13,730,388	¥13,969,227	¥(238,839)

2-46

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2023 (A)	For the fiscal year ended March 31, 2022 (B)	Change (A) - (B)
Operating Revenues	¥372,379	¥380,505	¥(8,125)
Commissions	143,118	183,633	(40,514)
Net Gain on Trading	90,648	123,761	(33,112)
Net Gain on Operating Investment Securities	1,204	(2,831)	4,036
Interest and Dividend Income	137,406	75,942	61,463

Interest Expenses	120,444	53,612	66,831

Net Operating Revenues	251,934	326,892	(74,957)

Selling, General and Administrative Expenses	230,326	251,967	(21,641)
Transaction-Related Expenses	52,590	70,197	(17,606)
Personnel Expenses	83,735	96,131	(12,395)
Real Estate Expenses	27,558	21,017	6,540
Administrative Expenses	41,437	39,150	2,286
Depreciation and Amortization	16,599	17,770	(1,170)
Taxes and Dues	5,586	5,252	334
Provision of Allowance for Doubtful Accounts	53	36	16
Other	2,764	2,411	353

Operating Income	21,608	74,924	(53,316)

Non-Operating Income	2,952	3,437	(484)
Non-Operating Expenses	227	506	(279)

Ordinary Income	24,333	77,855	(53,522)

Extraordinary Gain	19,300	3,738	15,561

Extraordinary Loss	44,026	10,627	33,398

Income before Income Taxes	(393)	70,966	(71,359)
Income Taxes:
Current	3,737	10,303	(6,565)
Deferred	(28,428)	203	(28,632)

Net Income	¥24,297	¥60,459	¥(36,161)

2-47